EXHIBIT 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ITEM 7 TO REGISTRANT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005)

OVERVIEW

Higher interest rates and rising commodity prices worked together to slow economic growth in North America, Western Europe and Japan in 2005.  In late summer, hurricanes Katrina and Rita added further pressure on the United States (U.S.) economy just as it looked poised to rebound.  In contrast, China continued to grow rapidly throughout the year and provided a much needed boost to world economic growth as well as the growth of other developing and newly-industrialized nations in Asia.

Global primary aluminum demand grew by more than 4% in 2005, while primary production grew at a faster rate, almost 7% year over year.  As a result, the aluminum market went from an almost 700-kt supply deficit in 2004 to a balanced supply/demand position in 2005.  The announcement of smelter closures by a number of aluminum producers, including Alcan, in response to rising energy prices in Europe and North America, together with the threat of further announcements helped to push aluminum prices sharply higher during the latter half of the year. The benchmark 3-month aluminum price on the London Metal Exchange (LME) reached $2,290 per tonne (/t) by year-end, its highest level since 1989. Aluminum prices also rose in terms of other major currencies for the first time in several years.

Despite a challenging business environment, Alcan performed well during 2005. The benefit of higher prices, increased volumes as well as synergy gains associated with the Pechiney acquisition more than offset the penalties from substantially higher costs for key inputs, the weaker U.S. dollar and the loss of contribution from the rolled products businesses spun-off into Novelis on January 6, 2005. Net income was reduced by charges for Other Specified Items (OSIs) of $670 million, mainly related to the restructuring of certain packaging operations and the closure of two smelters.

During the year, Alcan continued to make excellent progress on key operating and growth initiatives. The Company successfully completed the two-year synergy program undertaken following the acquisition of Pechiney, achieving a run rate of $400 million; well in excess of its $360 million target. As well, the Company made good headway on the ongoing optimization of its portfolios of value-added engineered products and packaging businesses. The expansion of the Gove alumina refinery in Australia, which will nearly double that facility's capacity and significantly improve Alcan's cost position in alumina, continued on budget and on schedule; with first production expected towards the end of 2006. The Company's 20% participation in a 350-thousand tonne per year (kt/y) smelter in Oman, scheduled to begin production in 2008, will fully leverage Alcan's leading-edge technology, operational know-how and management expertise.

While currency movements and rising input costs have pushed the industry smelter cost curve substantially higher over the last two years, Alcan's relative cost position has further improved; bringing to the forefront the Company's unique competitive advantage of low-cost, wholly-owned power generation.

The information presented in this Management's Discussion and Analysis (MD&A) includes Pechiney's results as of January 1, 2004 except for the balance sheet which includes Pechiney beginning on December 31, 2003. The information contained in the MD&A includes the businesses transferred to Novelis for all periods prior to 2005. In the Operating Segment Review on page 21, these businesses are included in "Entities transferred to Novelis".

MARKET REVIEW

World Primary Aluminum Balance

Supply and Demand

World primary aluminum demand grew by about 4.5% in 2005 to 31.9 million tonnes (Mt); less than half of the 9.7% growth seen in 2004.  The 2004 growth rate had been augmented by customer inventory restocking and material substitution effects due to relatively higher prices for other metals such as steel, copper and secondary aluminum.  While Chinese primary aluminum demand grew almost 20% in 2005, Western World* demand growth fell to under 2%; below the long-term trend of around 3% per annum.

As it had in the previous year, world primary aluminum production increased by about 7% in 2005, reaching 31.8 Mt.  China continued to be by far both the largest and fastest growing producer, with production up roughly 18% year over year to 7.7 Mt.  Output from Western World smelters grew by 4.3% in 2005 mainly due to smelter expansions in Bahrain, Canada and Dubai in the first half of the year as well as restarts in North America, which more than offset closures in that region. Primary aluminum production in the C.I.S. was up 2% to about 4.2 Mt.

*Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

World Primary Aluminum Supply and Demand

Mt/y

	Q1	Q2	Q3	Q4
Supply
2001	25.5	25.4	25.2	25.7
2002	25.2	25.7	26.2	26.9
2003	27.2	27.5	28.1	29.0
2004	29.1	29.6	29.7	30.4
2005	30.6	31.8	32.5	32.6
Demand (seasonally adjusted)
2001	23.7	23.8	24.1	24.3
2002	24.7	24.7	26.4	26.6
2003	27.3	27.4	27.8	28.6
2004	31.0	29.9	30.8	30.2
2005	31.1	31.3	32.6	32.4

Balance

With supply increasing faster than demand in 2005, the primary aluminum market was in relative balance for the year compared to the 685-kt supply deficit in 2004.  By the end of 2005, inventories held on the LME, the New York Mercantile Commodities Exchange (COMEX) and by aluminum producers had fallen marginally to just below 3.9 Mt, which represented about nine weeks of Western World supply.  Driven by rising smelter costs and the threat of closures in Europe and North America, the average LME 3-month aluminum price rose over 10% to $1,900/t for 2005, its highest level since 1989, and up from $1,721/t in 2004.

Total Aluminum Inventories and Ingot Prices

	Q1	Q2	Q3	Q4
LME 3-month aluminum price (US$/t)
2001	1,562	1,511	1,404	1,337
2002	1,395	1,377	1,329	1,358
2003	1,392	1,379	1,420	1,521
2004	1,667	1,687	1,716	1,813
2005	1,887	1,796	1,846	2,069
Total inventories (IAI*, LME and COMEX warranted) (kt)
2001	3,743	3,799	3,887	3,910
2002	4,084	4,226	4,250	4,312
2003	4,401	4,290	4,438	4,538
2004	4,242	3,975	3,711	3,903
2005	3,830	3,776	3,794	3,882

* International Aluminium Institute

Outlook

In the first half of 2006, the small amount of new smelter capacity starting up in Brazil, China and India will only serve to offset already announced power-related closures in Western Europe, the U.S. and China.  Consequently, any demand growth should lead to inventory declines.  Market tightness could ease somewhat later in the year as smelter expansions in Dubai, Iceland and Russia begin coming on stream. The supply/demand balance could also be affected by possible restarts of idled capacity in the U.S. Pacific Northwest, due to new power arrangements, as well as in China, facilitated by major alumina refinery expansions in Australia and Brazil.  For 2006, primary shipments are forecast to rise 5% globally, while world primary aluminum production is expected to increase by about 4%.  This would lead to a primary aluminum deficit of about 300 kt for the year, which would provide a supportive environment for aluminum prices.

Total Aluminum Consumption

Total global aluminum consumption (measured as semi-fabricated aluminum, castings, forgings, etc.) grew by an estimated 5% in 2005 to about 43 Mt.  Of this, about 32 Mt was sourced from primary aluminum with the other 11 Mt coming from secondary/recycled metal.

Total aluminum consumption was up in all major regions of the world, but in each case the growth rate was lower than in 2004.  China continued to enjoy strong growth in 2005.  Consumption in China increased nearly 10%, reaching roughly 10 Mt for the year and surpassing the U.S. for the first time in terms of absolute size.  Shipments were also up about 10% in the C.I.S. and 6% in the rest of Eastern Europe.  For the Western World, total aluminum consumption rose just over 2% year on year, led by a 6% increase in Latin America and a 5% increase in Asia (excluding China).  Growth in Western Europe continued to be weak, up only about 2%.  Finally, after being inflated by restocking and material substitution effects in the previous year, there was virtually no growth in North America in 2005.  Consumption growth in the U.S. is still about 4% below the peak levels reached in 1999 and 2000.

For a second straight year, aluminum consumption rose in every end-use market.  The strongest growth rates, at around 5%, were in machinery and equipment, electrical, building and construction, and automobiles.  The latter two are also the largest aluminum markets at 8.6 Mt and 7.4 Mt, respectively, and were boosted by strong growth in China.  Increased automobile production in Japan together with higher aluminum penetration ratios helped to offset the impact of production declines in the U.S. and Western Europe. Housing starts were strong in the U.S. and Japan, which contributed to the higher growth in building and construction consumption.  The slowest growth in aluminum consumption, at less than 2%, came from beverage cans, a mature end-market in which competing materials, such as polyethylene terephalate (PET), continue to make gradual inroads.  There was moderate growth for other packaging, principally foil, consumer durables, and other transportation such as heavy trucks, aerospace, buses, trains and ships..

Total Global Consumption by End-Use Market - 2005

Containers and Packaging	16%
Building and Construction	20%
Electrical	10%
Transportation	27%
Consumer Durables	7%
Machinery and Equipment	8%
Other	12%
Total	100%

Total Global Consumption by Geographic Market - 2005

North America	24%
Western Europe	22%
Asia (excl. China)	21%
Latin America	5%
Africa and Oceania	2%
Western World	74%
China	22%
Eastern Europe	2%
CIS	2%
Total	100%

Alcan's Revenues by Geographic Market - 2005

North America	36%
Europe	47%
Asia/Pacific/Africa	16%
South America	1%
Total	100%

RESULTS OF OPERATIONS

Presentation of Financial Information

Novelis Spin-Off

On January 6, 2005, Alcan completed the spin-off of substantially all of the aluminum rolled products businesses it operated prior to the 2003 acquisition of Pechiney, together with some of Alcan's alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe, whose end-use markets and customers were similar to those of Novelis. Also included in Novelis are the assets, liabilities and operations relating to portions of the Sierre facility, located in Switzerland.  The spin-off created a company that was named Novelis Inc. (Novelis). The information contained in the MD&A includes the businesses transferred to Novelis for all periods prior to 2005.  In the Operating Segment Review on page 21, these businesses are included in "Entities transferred to Novelis". Alcan continues to have significant cash flows from Novelis related to the supply of metal and alumina, the provision of transitional and technical services, the licensing of certain Alcan patents, trademarks and other intellectual property rights, and the use of certain buildings, machinery and equipment, technology and employees.  As a result of the significant continuing involvement and cash flows from Novelis, the spin-off did not meet the criteria for classification as a discontinued operation for 2004 and prior years.

Earnings Summary

Income from Continuing Operations

	2005	2004	2003
Income from continuing operations (US$M)	155	243	262
Foreign currency balance sheet translation
and Other Specified Items (US$M)	(756)	(557)	(283)
Average LME 3-month aluminum price (US$/t)	1,900	1,721	1,428
In 2005, income from continuing operations was lower than the prior year mainly reflecting significant impairment and restructuring charges.

In 2005, income from continuing operations was $155 million compared to $243 million in 2004 and $262 million in 2003. Lower results for 2005 reflected an increase in charges for Other Specified Items (OSIs) of $266 million, offset in part by a positive year-over-year change in foreign currency balance sheet translation of $67 million.  Details concerning OSIs and translation effects are discussed below.  In 2005, the Company benefited from higher prices, an improved sales mix and increased volumes in the primary aluminum and engineered products businesses, as well as synergy gains associated with the Pechiney acquisition.  LME prices were up on average 10% compared to 2004 reflecting further improvement in industry fundamentals.  Offsetting these positive factors were substantially higher costs for key inputs across all businesses, the negative effects of the weaker U.S. dollar on operating costs and the loss of contribution from the rolled products businesses spun-off into Novelis on January 6, 2005. Cost pressures were especially severe in the packaging business where prices for raw materials, most notably resins and films, have experienced a sharp increase since mid-2004.  The Packaging group has been largely successful in mitigating the resulting pressure on margins through selling price increases and operational improvements.

In 2004, results were affected by a negative year-over-year change in OSIs of $447 million, offset in part by a positive impact of $173 million resulting from lower foreign currency balance sheet translation losses.    During 2004, the Company benefited from significantly higher prices, increased volumes, an improved product mix, cost-reduction initiatives and synergy gains associated with the Pechiney and VAW Flexible Packaging (FlexPac) acquisitions. LME aluminum prices were up on average 21% compared to 2003, mainly reflecting improved aluminum industry fundamentals. Results were somewhat dampened by a number of external factors including increased costs for raw materials, mainly oil-based, and the impact of the weaker U.S. dollar on operating costs.   On a pro forma basis, giving effect to the spin-off of Novelis as of January 1, 2004, income from continuing operations for 2004 was $222 million.

After including the results of discontinued operations and the cumulative effect of an accounting change, the Company's net income was $129 million in 2005 compared to $258 million in 2004 and $64 million in 2003.  The after-tax loss from discontinued operations was $26 million in 2005 compared to income of $15 million in 2004 and a loss of $159 million in 2003.  Net income in 2003 was reduced by a charge of $39 million for the cumulative effect of an accounting change related primarily to costs for spent potlining disposal.

Net Income
(in millions of US$)	2005	2004	2003

Included in income from continuing operations are:
Foreign currency balance sheet translation	(86)	(153)	(326)
Other Specified Items:
Synergy costs	(57)	(44)	(14)
Restructuring charges	(162)	(41)	(26)
Asset impairments	(314)	(66)	(4)
Goodwill impairment	(122)	(154)	(28)
Gains from non-routine sales of assets, businesses and investments, net	36	54	39
Tax adjustments	(37)	13	72
Novelis costs	(21)	(31)	-
Legal and environmental provisions	-	(7)	(17)
Pechiney financing-related gains (losses)	-	(2)	65
Purchase accounting and related adjustments	-	(122)	(32)
Other	7	(4)	(12)
Total Other Specified Items	(670)	(404)	43

Income from continuing operations	155	243	262
Income (Loss) from discontinued operations	(26)	15	(159)
Cumulative effect of accounting change	-	-	(39)
Net Income	129	258	64

Included in income from continuing operations for 2005 were foreign currency balance sheet translation losses of $86 million compared to losses of $153 million in 2004 and $326 million in 2003. Foreign currency balance sheet translation effects arise from translating monetary items (principally deferred income taxes, operating working capital and long-term liabilities) denominated in Canadian and Australian dollars into U.S. dollars for reporting purposes. While lower than in the previous year, the translation losses in 2005 reflected the continued weakening of the U.S. dollar against the Canadian dollar, partially offset by the appreciation of the U.S. dollar against the Australian dollar.  At December 31, 2005, the closing value of the U.S. dollar was 3% lower against the Canadian dollar than the value at December 31, 2004 (7% lower at December 31, 2004 versus December 31, 2003).  At December 31, 2005, the closing value of the U.S. dollar was 7% higher against the Australian dollar than the value at December 31, 2004 (4% lower at December 31, 2004 versus December 31, 2003). Although balance sheet translation effects are primarily non-cash in nature, they can have a significant impact on the Company's net income.

Income from continuing operations for 2005 included a net after-tax charge of $670 million for OSIs compared to a charge of $404 million in 2004 and a gain of $43 million in 2003.  In 2005, OSIs included restructuring and asset impairment charges of $162 million and $314 million, respectively, mainly for the restructuring of certain packaging businesses, notably Global Beauty Packaging and Food Packaging Europe, the closures of the Steg and Lannemezan smelters in Europe and the rationalization of certain Engineered Products operations, including the Vernon, California, cast plate facility.  Also included in OSIs was a goodwill impairment charge of $122 million. As required under GAAP, the Company annually tests for goodwill impairment. Due to an increasingly competitive environment for Global Beauty Packaging, the Company has concluded that part of the goodwill associated with this business should be written down. OSIs also reflected costs incurred in connection with the capture of Pechiney acquisition synergies of $57 million.

The most significant OSIs in 2004 included: a goodwill impairment charge of $154 million mainly related to European fabricating assets in the Engineered Products group, acquired as part of Pechiney; purchase accounting and other adjustments related to Pechiney of $122 million, primarily on inventory; asset impairment charges of $65 million related to two rolling mills in Italy; restructuring charges of $41 million mainly related to the closures of two rolled products facilities in the United Kingdom (U.K.) and Belgium; synergy costs of $44 million related to the Pechiney and FlexPac acquisitions; gains of $54 million on the sale of assets and investments principally related to the dilution in the Company's interest in an anode-producing operation in the Netherlands; and expenses of $31 million related to the spin-off of Novelis.

The most significant items in 2003 included: favourable tax adjustments of $72 million primarily resulting from a change in tax legislation in Australia; a currency-related gain, net of financing costs, of $65 million on the funding of the Pechiney acquisition; and gains of $39 million mainly from the sale of assets in Japan, the U.K., Malaysia and Italy.  These were partially offset by: a $32-million write-off of in-process research and development undertaken by Pechiney prior to the acquisition; a goodwill impairment charge of $28 million related to Engineered Products businesses; restructuring charges of $26 million related to closure costs for flexible packaging operations in Europe and certain cable operations in the U.S.; environmental and legal provisions of $17 million mainly due to an environmental reserve for a site in the U.S.; and synergy costs of $14 million related to the FlexPac acquisition.

Sales and Operating Revenues

Revenues and Aluminum Volumes

	2005	2004	2003
Third-party sales and operating revenues (US$M)	20,320	24,948	13,850
Total aluminum volume* (kt)	4,339	6,296	4,508
*Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.
Lower revenues in 2005 principally reflected the impact of the Novelis spin-off, which more than offset the benefit of higher LME prices and price increases in downstream businesses.

Sales Price Realizations

(US$/t)	2005	2004	2003
Ingot product realizations	2,036	1,876	1,607
LME 3-month aluminum price	1,900	1,721	1,428
Realizations increased in line with higher LME aluminum prices.

Sales and operating revenues were $20.3 billion in 2005, a decrease of $4.6 billion, or 19%, compared to 2004.  The decrease reflected the impact of the Novelis spin-off.  Sales and operating revenues increased by 4% in 2005 compared to 2004 based on Alcan's pro forma 2004 sales of $19.6 billion as shown in note 7, Spin-Off of Rolled Products Businesses, of the consolidated financial statements. After giving effect to the Novelis spin-off, the increase was mainly due to higher LME aluminum prices, which were up on average 10% compared to 2004, increased ingot shipments and higher prices and volumes in downstream businesses.

Sales and operating revenues were $24.9 billion in 2004, an increase of $11.1 billion, or 80%, compared to 2003.   Approximately $9 billion of the increase reflected the additional revenues from former Pechiney businesses acquired in December 2003, with the balance largely explained by higher LME aluminum prices, which were up on average 21% compared to 2003.  Also contributing to the increase in sales in 2004 were higher alumina prices and the impact of the stronger euro.  The value of the U.S. dollar declined by approximately 9% against the euro year over year.

Revenues by Market - 2005

Packaging	30%
Aluminum Ingot	30%
Beverage Cans	3%
Building and Construction	3%
Electrical	3%
Transportation	8%
Other	23%
Total	100%

Costs and Expenses

Based on current raw material, energy and currency exposures post the Pechiney and Novelis transactions, Alcan estimates that its cost base has increased by approximately $1 billion since 2003 due to increased costs for energy, freight and key raw materials such as coke, pitch, plastics and resins as well as from the impact of the weaker U.S. dollar. While the depreciation of the U.S. dollar was less of a factor in 2005 than it was in 2004 and 2003, it nonetheless had a significant unfavourable impact on costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes. The economic impact of the depreciation in the U.S dollar over the last three years has been marked in countries such as Canada and Australia, where the Company's bauxite, alumina and aluminum smelting operations have a local currency cost base but U.S. dollar revenues.  This has resulted in escalating costs in U.S. dollar terms without any offsetting increase in revenues, inflating overall costs as a percentage of sales.  Through cost reductions, productivity improvements, more efficient use of raw materials and higher selling prices for both metal and end products, Alcan has largely been able to offset the cost penalty.

Value of U.S. Dollar - Average Annual Percentage Change (%)	Cumulative	2005	2004	2003
Canadian dollar	(23)	(7)	(7)	(11)
Australian dollar	(29)	(3)	(11)	(17)
Euro	(24)	-	(9)	(16)

Continuous Improvement (CI) is a core component of Alcan's Integrated Management System (AIMS).  It equips Alcan entities with the tools necessary to consistently maximize improvement opportunities and thereby enhance the Company's competitive position. Alcan estimates that improvement initiatives have contributed about $120 million to Business Group Profit (BGP) since the introduction of CI in 2003.  Refer to the Operating Segment Review on page 14 for a definition of BGP. Crucial to its ability to capitalize on improvement opportunities, Alcan now has 2,500 trained CI experts, known as Black Belts and Green Belts, throughout the Company.

At the end of 2005, the Company reached the successful conclusion of its two-year Pechiney synergy program, achieving a run rate of $400 million pre-tax, well in excess of the original target of $360 million.  This was an excellent performance considering that approximately $30 million of the originally targeted benefits were no longer available following the spin-off of Novelis and the sale of Aluminium de Grèce (AdG).  In 2005, the Company realized total in-year benefits of $330 million, which represented incremental savings of $230 million over 2004.  By business, the Packaging group and corporate functions are responsible for close to 60% of the $400 million synergy run rate, with the remainder coming from the three remaining business groups.

In addition to the $400 million of annual synergy benefits, there were also tax synergies of about $65 million in 2005 resulting from the Pechiney acquisition that were not included in the original target.  These benefits are cash savings that result mainly from the use of tax loss carryforwards acquired with Pechiney. Additional benefits of approximately $85 million are expected over the next two years.

Costs and Expenses

(in millions of US$, except where indicated)	2005	% of sales	2004	% of sales	2003	% of sales
Cost of sales and operating expenses	16,135	79.4	20,270	81.2	11,171	80.7
Depreciation and amortization	1,080	5.3	1,337	5.4	862	6.2
Selling, administrative and general expenses	1,402	6.9	1,615	6.5	758	5.5
Research and development expenses	227	1.1	239	1.0	190	1.4
Restructuring charges - net	685	3.4	87	0.3	26	0.2
Other expenses (income) - net	(4)	-	321	1.3	105	0.8

Total Aluminum Volume and Purchases

(kt)	2005	2004	2003
Total aluminum volume *	4,339	6,296	4,508
Total purchases	843	2,172	1,843
* Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

In 2005, cost of sales and operating expenses were 79.4% of sales and operating revenues compared to 81.2% in 2004 and 80.7% in 2003.  The improvement mainly reflected higher prices for aluminum ingot and fabricated products, increased volumes, an improved product mix and Pechiney synergy benefits, which together more than offset increased energy and raw material costs and the negative impact of the weaker U.S. dollar. During the year, the Packaging group was largely successful in passing on the higher cost of resins and films through increases in selling prices. The increase in the percentage from 2003 to 2004 reflected higher realized prices for aluminum, alumina and products sold through downstream businesses, together with increased volumes, which more than offset the adverse impact of the weaker U.S. dollar on operating costs and increased costs for fuel and raw materials.

Depreciation and amortization expense was $1,080 million in 2005, a decrease of $257 million compared to 2004.  The decrease was mainly attributable to the Novelis spin-off.  Depreciation and amortization expense was $1,337 million in 2004, an increase of $475 million compared to 2003.  Close to 90% of the increase in 2004 was due to the addition of Pechiney, acquired at the end of 2003, while the balance reflected higher capital expenditures and the weaker U.S. dollar against the euro.

Following the acquisition of Pechiney at the end of 2003, selling, administrative and general (SA&G) expenses increased as a percentage of sales and operating revenues. The percentage for 2005 was 6.9% compared to 6.5% in 2004 and 5.5% in 2003. The increase in large part reflects the changing composition of Alcan's structure and in particular the greater relative weight of the downstream businesses. The Company believes that it can reduce expenses as a percentage of sales to approximately 6% by the end of 2007.  In 2005, SA&G expenses were $1,402 million, $213 million lower than in 2004. The decrease in 2005 compared to 2004 was mainly attributable to the Novelis spin-off. SA&G expenses were $1,615 million in 2004, $857 million higher than in 2003.  Close to 80% of the year-over-year increase was due to the addition of Pechiney, while the balance mainly reflected costs associated with the Novelis spin-off, various compliance and governance initiatives, higher incentive compensation expenses and the decline in the value of the U.S. dollar.

Alcan's research and development (R&D) activities continue to be closely aligned with the needs of its core businesses. The Company is focused on improving process technology and developing new product applications for a diverse range of markets and customers. R&D spending at central research laboratories, technology centres and technical departments was $227 million in 2005, 5% lower than in the previous year. The decrease mainly reflected the impact of the Novelis spin-off. R&D spending was $239 million in 2004, 26% higher than in 2003.  The increase in 2004 was due to the addition of Pechiney.

Interest

Interest	2005	2004	2003
Interest expense (US$M)	350	346	212
Capitalized interest (US$M)	29	11	5
Effective average interest rate (%)	5.6	3.7	5.2
Despite the significant reduction in debt subsequent to the Novelis spin-off, interest expense increased in 2005 due to increased interest rates and a shift to longer-term debt.

Interest expense was $350 million in 2005, compared to $346 million in 2004 and $212 million in 2003.  While total debt decreased by about $2.5 billion following the Novelis spin-off, higher interest rates and a shift in the mix of borrowings toward longer-term debt led to slightly higher interest expense.  The increase in interest expense in 2005 compared to 2004 reflected the higher level of debt outstanding throughout the year as a result of the debt raised to finance the Pechiney acquisition in December 2003 and debt assumed on acquisition.  The impact of increased leverage more than offset the benefit of a lower average cost of debt.

Alcan's effective average interest rate on debt was 5.6% in 2005 compared to 3.7% in 2004 and 5.2% in 2003.  The higher rate in 2005 compared to 2004 reflected higher interest rates on floating and short-term debt and a shift in the maturity profile to longer-term debt as the Company issued $800 million of notes in May 2005 in replacement of commercial paper.  The lower effective rate in 2004 compared to 2003 reflected the much larger proportion of floating and short-term debt carried throughout 2004 in anticipation of the financing settlement associated with the Novelis spin-off. The effective average interest rate is derived by dividing the total interest cost (interest expense and capitalized interest) on debt for the year (refer to the Liquidity and Capital Resources section for a calculation of debt) by the average quarter-end debt for the year, including the prior year-end debt balance. To calculate the effective rate for 2005, the prior year-end debt balance as at December 31, 2004 was adjusted on a pro-rata basis for the debt settlement related to the Novelis spin-off.  To calculate the effective rate for 2003, the year-end debt balance as at December 31, 2003 was adjusted on a pro-rata basis for the debt raised to finance the Pechiney acquisition and excludes Pechiney debt assumed as no interest costs were incurred on this debt in 2003.  These adjustments provide a more representative debt level on which interest was incurred for those periods.

Restructuring Charges

In 2005, the Company recorded restructuring charges of $685 million.  The most significant items included: a charge of $485 million in connection with its plans to restructure certain packaging businesses, notably Global Beauty Packaging and Food Packaging Europe, reflecting the continuing drive to reshape the Packaging portfolio, counter increasing competitive pressures in Western countries and improve margins; and charges of $115 million related to the closure of its aluminum smelters in Lannemezan, France, and Steg, Switzerland, due to escalating energy costs.  The closure process for Lannemezan is expected to be completed during the course of 2008 while the closure of Steg is expected to be completed by the end of April 2006.

In 2004, the Company recorded restructuring charges of $87 million.  The most significant items included: charges of $39 million related to exit costs incurred in connection with certain non-strategic packaging facilities located in the U.S. and France; charges of $19 million related to the consolidation of a U.K. aluminum sheet rolling activities in Rogerstone, Wales; charges of $14 million related to the permanent shutdown of Söderberg capacity at a primary aluminum facility in Saguenay, Quebec; and charges of $7 million related to the closure of two corporate offices in the U.K. and Germany.

In 2003, the Company recorded restructuring charges of $26 million. The most significant items included: closure and exit costs of $36 million related to certain flexible Packaging operations in Europe and certain Engineered Products cable operations in the U.S.; asset impairment charges of $28 million mainly related to the closure of Söderberg capacity at its primary aluminum facility in Saguenay, Quebec, flexible packaging operations in Europe, and a packaging converting facility in Charlotte, North Carolina; and a recovery of restructuring charges of $38 million that included a gain of $19 million principally for the sale of the Borgofranco power facilities in Italy and income of $15 million on the sale of extrusions operations in Malaysia and sales of assets in the U.K.

Other Expenses (Income) - Net

In 2005, the Company recorded other income (net of other expenses) of $4 million. The most significant items included: interest revenue of $73 million of which $33 million related to income tax refunds; gains of $32 million resulting from disposal of businesses and investments; asset impairment charges of $28 million related principally to certain Bauxite and Alumina project costs in Australia and certain Engineered Products assets primarily in Germany and Brazil; losses of $49 million related to the marking-to-market of derivatives; and foreign exchange losses of $10 million.

In 2004, the Company recorded other expenses (net of other income) of $321 million. The most significant items included:  asset impairment charges of $69 million principally related to certain rolling assets in Italy that were transferred to Novelis in 2005; severance and other exit costs of $34 million that were not part of major restructuring plans; losses of $36 million related to the marking-to-market of derivatives, foreign exchange losses of $61 million; Pechiney integration costs of $38 million; and gains of $35 million resulting from disposal of businesses and investments mainly related to a dilution in the Company's interest in an anode-producing operation in the Netherlands.

In 2003, the Company recorded other expenses (net of other income) of $105 million. The most significant items included:  foreign exchange losses of $116 million mainly related to balance sheet translation; a gain of $34 million on the sale of the Company's remaining portfolio investment in Nippon Light Metal Company, Ltd. (NLM); impairment charges of $8 million related to operations in Canada; an environmental provision of $25 million for a site in the U.S.; and gains of $30 million related to the marking-to-market of derivatives.

Income Taxes

Income tax expense of $257 million for 2005 represented an effective tax rate of 80%, compared to 65% in 2004 and 52% in 2003.  This compares to a composite of the applicable statutory corporate income tax rate of 32% (32% in 2004 and 39% in 2003).  In 2005, the difference between the effective and composite tax rates was principally due to goodwill and other impairment charges for which tax benefits could not be recorded, non-deductible foreign currency balance sheet translation losses, as well as a $42 million increase in deferred tax liabilities due to an increase in the Quebec corporate tax rate.  In 2004, the difference in the rates was mainly due to goodwill and other impairment charges for which tax benefits could not be recorded and non-deductible foreign currency balance sheet translation losses.  In 2003, the difference between the effective and composite tax rates was primarily due to foreign currency balance sheet translation losses, partially offset by one-time tax benefits in Australia, investment and other allowances and lower tax rates in foreign jurisdictions.  The tax benefits in Australia relate to the implementation of a tax consolidation regime together with the conversion to the U.S. dollar as the tax reporting currency, which the Company adopted at the earliest opportunity to reduce foreign currency volatility.  As a result of these changes in legislation, the Company was able to reset the tax value of certain assets in Australia and record a deferred tax benefit of $74 million in 2003.  After certain uncertainties in the application of the legislation were resolved, additional tax benefits of $23 million were recorded in 2004.

A full reconciliation between the Canadian composite statutory tax rate and the effective tax rate is presented in note 11, Income Taxes, of the consolidated financial statements.

Goodwill

At the end of 2005, Alcan had $4,713 million of goodwill on its balance sheet, excluding goodwill included in equity-accounted entities, compared to $5,496 million at the end of 2004 and $4,686 million at the end of 2003.  The decrease in goodwill in 2005 reflected amounts transferred to Novelis, foreign currency translation effects and an impairment charge. The increase in goodwill in 2004 reflected the finalization of purchase accounting following the acquisition of Pechiney at the end of 2003, offset in part by an impairment charge.   As required under Generally Accepted Accounting Principles (GAAP), goodwill is tested for impairment on at least an annual basis. Following testing in the fourth quarter of 2005, the Company concluded that an impairment charge of $122 million should be taken in order to reflect the increasingly competitive environment in the Global Beauty Packaging business, resulting from weaker local market conditions, increased foreign competition, rising input costs and adverse foreign currency effects. In 2004, the Company's review of goodwill resulted in an impairment charge of $154 million mainly related to European fabricating assets acquired as part of Pechiney. At the time of acquisition, Pechiney's value was based on prevailing exchange rates and metal prices combined with Pechiney's internal planning assumptions. In 2004, the strong appreciation of the euro and aluminum prices, together with a reassessment of plan assumptions, adversely affected the value of several fabricating facilities in the Engineered Products group, mainly in Europe.  In 2003, the review of goodwill resulted in an impairment charge of $28 million related to extrusions operations in Europe. Goodwill in equity-accounted entities was $665 million in 2005 compared to $837 million in 2004 and $173 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash Flow from Operating Activities and Free Cash Flow from Continuing Operations

(in millions of US$)	2005	2004	2003
Cash flow from operating activities in continuing operations	1,628	1,759	1,801
Free cash flow from continuing operations	(438)	230	752

In 2005, cash flow from operations decreased due to the loss of contribution from Alcan's former rolled products businesses, which more than offset the inflows from higher aluminum prices.  Negative free cash flow in 2005 reflected $863 million of spending on the Gove alumina refinery expansion in Australia.

Free Cash Flow from Continuing Operations - Reconciliation with Cash Flow from Operating Activities

(in millions of US$)	2005	2004	2003

Cash flow from operating activities in continuing operations	1,628	1,759	1,801
Dividends
Alcan shareholders (including preference)	(229)	(227)	(200)
Minority interests	(2)	(13)	(11)
Capital expenditures in continuing operations	(1,835)	(1,289)	(838)
Free Cash Flow from Continuing Operations	(438)	230	752

Over the last three years, the Company's financial discipline and stringent management of working capital has resulted in strong cash flows from operating activities in continuing operations.  In 2005, cash flow from operating activities was $1,628 million, a strong performance given the reduced size of the Company following the Novelis spin-off at the start of 2005.  The cash flows for 2003 and 2004 included cumulative contributions of approximately $700 million from the Company's former rolled products businesses. In 2005, cash flow benefited from higher prices and volumes for aluminum ingot and fabricated products. Operating working capital increased by $295 million in 2005 mainly reflecting an increase in receivables of $331 million, partially offset by an increase in payables of $42 million.  The higher level of receivables at the end of 2005 mainly reflected the impact of rising metal prices, which were up on average 10% from the prior year.

In 2004, cash flow from operating activities in continuing operations was $1,759 million, only slightly lower than the record cash flow achieved in 2003.  Operating working capital increased by $179 million in 2004 mainly reflecting an increase in receivables of $437 million, partially offset by an increase in payables of $234 million.  The higher level of receivables and operating working capital at the end of 2004 mainly reflected the impact of rising metal prices, which were up on average 21% from the prior year.

In 2003, cash flow from operating activities in continuing operations was a record $1,801 million. Management action contributed to operating working capital, most notably receivables, being reduced by $469 million in 2003.

Free cash flow from continuing operations consists of cash from operating activities in continuing operations less capital expenditures and dividends. Management considers this relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt service. GAAP does not prescribe a methodology for computing free cash flow from continuing operations and, accordingly, information may not be comparable to similar measures published by other companies. The most directly comparable financial measure calculated and presented in accordance with GAAP is cash flow from operating activities in continuing operations, as shown above.

Free cash flow from continuing operations was negative $438 million in 2005 compared to positive $230 million in 2004 and positive $752 million in 2003.  The deterioration in 2005 compared to 2004 was principally due to increased spending on the Gove expansion in Australia and the impact of the Novelis spin-off. The decrease of $522 million in 2004 compared to 2003 was mainly attributable to a higher level of capital spending relative to 2003.  Free cash flow from continuing operations was a record $752 million in 2003, reflecting the record level of cash flow from operating activities and disciplined capital spending.  Capital expenditures are further discussed under Investment Activities.

Financing Activities

Total Borrowings and Equity

	2005	2004	2003
Borrowings * (US$M)	6,415	9,405	9,543
Equity ** (US$M)	9,711	10,962	10,680
Debt as a percentage of invested capital (%) ***	40	46	47
* Includes borrowings of operations held for sale
** Includes minority interests and preference shares
*** Definition on page 11
In 2005, total debt and debt as a percentage of invested capital decreased significantly subsequent to the Novelis spin-off.

Cash used for financing activities in continuing operations was $2,647 million in 2005, mainly reflecting the settlement of short-term borrowings following the Novelis spin-off offset in part by funding requirements for the Gove expansion. Cash used for financing activities in continuing operations was $538 million in 2004, which mainly reflected the repayment of some short-term borrowings.  In 2003, the Company generated $3,453 million of funds from financing activities in continuing operations as a result of the issuance of new debt in connection with the acquisition of Pechiney.

In addition to its existing $3-billion commercial paper program in Canada, the Company has reinstated in 2005, two new commercial paper programs, one in France of €1 billion and another in the U.S. of $2 billion. The Company guarantees the commercial paper issued under the two new programs. Starting April 2005, Alcan Pechiney Finance S.A. replaced Pechiney S.A. as the commercial paper issuer in Europe. In October 2005, a new commercial paper program in the U.S. was also initiated with Alcan Corporation as the issuer; it replaced the program of Alcan Aluminum Corporation, which was cancelled in early 2005 following the spin-off of Novelis. At any point in time, the total combined issuance limit for all three programs cannot exceed $3 billion.

In May 2005, the Company issued $500 million of 5.0% global notes, due in 2015, and $300 million of 5.75% global notes, due in 2035.  The net proceeds of these offerings were used to repay outstanding commercial paper debt.

In April 2004, the Company obtained a $3-billion, multi-currency, five-year, committed global credit facility with a syndicate of international banks.  The facility is available for general corporate purposes. In July 2004, the Company entered into a $500-million, 18-month term loan with a group of international banks.  Proceeds from the loan were used to refinance $500-million of callable two-year floating rate notes, issued in December 2003 by a wholly-owned subsidiary, Alcan Aluminum Corporation.  In December 2004, the Company entered into an additional $500-million, short-term loan with a group of international banks that was used to refinance one-year floating rate notes that were also issued by Alcan Aluminum Corporation in 2003.  Both term loans were repaid in 2005.

In May 2003, the Company issued $500 million of 4.5% global notes, due 2013.  The proceeds were partially used to fund the acquisition of a packaging business (FlexPac), with the remainder used to refinance maturing long-term debt.  In December 2003, the Company completed a $2.25-billion, four-tranche debt offering in the U.S. to partially fund the cash portion of the Pechiney acquisition.  The debt offering consisted of two global notes issues, one for $500 million with a coupon of 5.2%, due 2014, and the other for $750 million with a coupon of 6.125%, due 2033, as well as the issuance of two tranches of floating rate notes:  $500-million, one-year notes and $500-million two-year callable notes.  The floating rate notes, fully and unconditionally guaranteed by the Company, were issued by its wholly-owned subsidiary, Alcan Aluminum Corporation, and were repaid in 2004. The remaining funding requirements for the acquisition were obtained through a combination of commercial paper, available cash and a short-term bank loan. In addition to the issuance of new debt, the Company also assumed the debt of companies acquired, which amounted to approximately $2.1 billion in 2003.

Alcan has access to a $3.0-billion committed credit facility that is primarily used to support Alcan's commercial paper programs.  As at March 8, 2006, Alcan has $895 million of commercial paper outstanding.  The Company believes that the cash from continuing operations together with available credit facilities will be more than sufficient to meet the cash requirements of operations, planned capital expenditures, dividends and any short-term debt refinancing requirements. In addition, the Company believes that its ability to access global capital markets, considering its investment grade credit rating, provides any additional liquidity that may be required to meet unforeseen events. During 2005, Standard & Poor's (S&P) Rating Services reduced the rating on Alcan's long-term debt to BBB+ from A- and maintained the rating on short-term debt at A2.  S&P's rationale for the long-term debt downgrade is based on the impact on the Company's credit metrics of Alcan's capital expenditures program for 2005 and 2006 to expand the upstream bauxite and alumina capacity.  Comparable ratings from Moody's Investors Services were maintained at Baa1 and P2, respectively. Credit rating agencies apply their own criteria and may change the ratings at any time.

Debt as a percentage of invested capital was 40% at the end of 2005, down from 46% at the end of 2004 and 47% at the end of 2003.  The decrease in 2005 reflected the impact of the Novelis spin-off.  Debt as a percentage of invested capital does not have a uniform definition. Because other issuers may calculate debt as a percentage of invested capital differently, Alcan's calculation may not be comparable to other companies' calculations. The reconciliation below explains the calculation. The figure is calculated by dividing borrowings by total invested capital. Total invested capital is equal to the sum of borrowings and equity, including minority interests. The Company believes that debt as a percentage of invested capital can be a useful measure of its financial leverage as it indicates the extent to which it is financed by debtholders. The measure is widely used by the investment community and credit rating agencies to assess the relative amounts of capital put at risk by debtholders and equity investors. In line with its objective to maintain a solid investment grade credit rating, Alcan has a target debt to invested capital ratio of 35%.

Debt as a Percentage of Invested Capital As at December 31 (in millions of US$)	2005	2004	2003

Debt
Short-term borrowings	348	2,486	1,764
Debt maturing within one year	802	569	341
Debt not maturing within one year	5,265	6,345	7,437
Debt of operations held for sale	-	5	1
Total debt	6,415	9,405	9,543

Equity
Minority interests	67	236	403

Shareholders' equity
Redeemable non-retractable preference shares	160	160	160
Common shareholders' equity	9,484	10,566	10,117
Total equity (including minority interests)	9,711	10,962	10,680

Invested capital	16,126	20,367	20,223

Debt as a Percentage of Invested Capital (%)	40	46	47

Investment Activities

In 2005, investment activities generated cash of $854 million. This reflected the receipt of about $2.6 billion in settlement of amounts due from Novelis, partially offset by $1,835 million of capital expenditures.  Capital expenditures increased year over year due to the expansion of the Gove alumina refinery in Australia.  In 2004, cash used for investment activities was $1,728 million, which included capital expenditures for expansions at the 40%-owned Alouette aluminum smelter in Quebec and the Gove refinery as well as the purchase of the remaining shares of Pechiney.  Cash used for investment activities in 2003 was $4,594 million, which mainly reflected the acquisition of a 92.2% stake in Pechiney.  For further details, refer to note 8, Acquisition of Pechiney, of the consolidated financial statements.

Capital Expenditures and Depreciation in Continuing Operations

(in millions of US$)	2005	2004	2003
Capital expenditures for continuing operations	1,835	1,289	838
Depreciation and amortization expense	1,080	1,337	862

In 2005, the increased level of capital spending mainly reflects the Gove alumina refinery expansion.  Excluding the spending on the Gove expansion, capital expenditures as a percentage of depreciation and amortization expense was 90%.

Capital Expenditures

Capital expenditures for 2005 were $1,835 million, up $546 million from 2004 mainly reflecting a full year of spending on the Gove alumina refinery expansion.  In 2005, the Company spent $863 million on the Gove expansion compared to $100 million in 2004.  The total cost of the project is expected to be approximately AUD2.0 billion which corresponds to the project's initial control currency budget.  As a result of a stronger Australian dollar since the project investment decision was made in September 2004, the U.S. dollar cost is expected to be about $1.5 billion, up from $1.3 billion. Production start-up of the expansion should commence in the fourth quarter of 2006. Capital expenditures for 2004 were $1,289 million, up from $838 million in 2003.  The increase in 2004 mainly reflected the inclusion of capital expenditures by former Pechiney business units as well as spending on the Gove alumina refinery expansion.  Spending in 2003 reflected the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake. The Alouette expansion was completed in early 2005 at a total cost to Alcan of approximately $400 million of which about half was spent in 2004.

Excluding capital expenditures on the Gove expansion, capital spending was below the level of depreciation and amortization expense for the last three years, a reflection of the Company's continuing emphasis on financial discipline. In 2006, Alcan's capital spending is expected to be approximately $1.6 billion, including about $600 million of spending to complete the Gove expansion, which the Company plans to fund using internally generated cash flow. Excluding Gove, the remaining capital expenditures are expected to be below depreciation.  Of the remaining capital expenditures, about 50% are considered to be sustaining expenditures required to maintain the quality of the asset base or meet environmental regulations, with the balance mainly targeting smaller, profitable growth initiatives.

Business Acquisitions

Alcan has taken several important strategic steps to significantly transform its portfolio towards higher growth and higher value-added businesses.  Most notable among these steps were the acquisition of Pechiney at the end of 2003 and the Novelis spin-off at the start of 2005.  Cash used for acquisitions was $112 million in 2005 compared to $466 million in 2004 and $3,819 million in 2003.  The higher level in 2003 mainly reflected the acquisition of Pechiney as well as a number of smaller investments.

During 2005, a number of small investments were completed as part of ongoing efforts to optimize the portfolio of businesses in both the Engineered Products and Packaging groups.  For further details refer to the Operating Segment Review on page 14 and note 21, Sales and Acquisitions of Businesses and Investments, of the consolidated financial statements.

In December 2005, the Company announced that together with Oman Oil Company S.A.O.C. and the Abu Dhabi Water and Electricity Authority, it will proceed with the construction of a $1.7-billion primary aluminum smelter in Sohar, Oman. Alcan is to take a 20% stake in the 350-kt/y smelter, which is expected to begin production in the second quarter of 2008.

In March 2004, the Company finalized the joint venture agreement with Qingtongxia Aluminium Group Company Limited and Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, Alcan has invested $110 million, for a 50% participation in a 150-kt/y modern pre-bake smelter located in the Ningxia autonomous region of China.

On December 15, 2003, Alcan acquired 92.2% of Pechiney, a French société anonyme with international operations in three core businesses: primary aluminum, aluminum conversion and packaging. The total consideration for this ownership interest was $5.5 billion, which consisted of $3.7 billion in cash (including net transaction costs of $79 million and net of cash and time deposits acquired of $243 million), $1.7 billion in Alcan common shares (42 million shares at $39.63 per share) and $80 million for Pechiney stock options held by the employees.  In addition, the Company assumed from Pechiney total debt of $2.1 billion. In early February 2004, Alcan acquired the remaining shares of Pechiney for cash.  Also in 2003, the Company executed several value-creating transactions including the acquisition of a packaging business, VAW Flexible Packaging (FlexPac), at a cost of $330 million and two composite product businesses, Baltek Corporation (Baltek) and Uniwood/Fome-Cor (Gator-Cor), at a cost of $38 million and $95 million, respectively. These acquisitions built upon Alcan's already strong market positions by extending product range and geographic reach.

Business Divestments

Proceeds from the disposal of businesses, investments and other assets totalled $266 million in 2005 compared to $35 million in 2004 and $63 million in 2003.  During 2005, a number of small divestments were completed as part of ongoing efforts to optimize the portfolio of businesses in both the Engineered Products and Packaging groups.  The most significant sales included a portfolio holding in Impress Metal for $60 million, the plate operations in the U.K. for $51 million and a print finishing business in the U.K. for $29 million. For further details refer to the Operating Segment Review on page 14 and note 21, Sales and Acquisitions of Businesses and Investments, of the consolidated financial statements.

On February 27, 2006, the Company announced that it had reached an agreement to sell selected assets of its North American Packaging Plastic Bottle business to Ball Corporation for $180 million.  The sale is subject to compliance with the Hart-Scott-Rodino Act of 1976.

On March 6, 2006, the Company announced that it had reached an agreement in principle for the sale of its Chambéry, France, operation to CGA (Compagnia Generale Alluminio SpA). Chambéry manufactures Rollbond panels used primarily as fluid circulators in refrigeration units. CGA is an Italian company specializing in domestic refrigeration and air conditioning.

Assets and businesses disposed of in 2004 included the packaging operations of the Boxal Group and Suner Cartons, certain assets of the ores and concentrates trading operations, including the lead and zinc trading business.  Proceeds from the sale of these businesses are included in cash from (used for) investment activities in discontinued operations.  In December 2004, the Company announced that it had reached agreements for the sale of its controlling interest in Aluminium de Grèce S.A. (AdG) and Pechiney Électrométallurgie (PEM). Alcan completed the sale of AdG in March 2005 and the sale of PEM in June 2005.

In 2003, asset disposals included the Borgofranco power station in Italy, the Banbury laboratory and assets associated with the Burntisland specialty alumina plant, both located in the U.K., as well as the Company's remaining stake in NLM.  In addition, the Company sold businesses that were classified as discontinued operations in its consolidated financial statements. These included the Fibrenyle packaging plants in the U.K. and the Pieve extrusions operation in Italy. Proceeds on the sale of these businesses are included in cash from (used for) investment activities in discontinued operations.

Novelis Spin-Off

On January 6, 2005, Alcan completed the spin-off of Novelis to its shareholders. Novelis consists of substantially all of the aluminum rolled products businesses held by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan's alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe.  The spin-off allows Alcan to focus on its higher growth, higher margin businesses and satisfies certain regulatory requirements associated with the acquisition of Pechiney, including the requirement to divest either of Neuf-Brisach or the AluNorf/Göttingen/Nachterstedt rolling facilities in Europe and the Ravenswood facility in the U.S.

The spin-off transaction resulted in a net payment to Alcan by Novelis of approximately $2.5 billion shortly following the effective date of the spin-off to settle the accounts between the two parties. These proceeds were used to reduce two term loans and Alcan's commercial paper balance. As a result of this payment, together with the impact of the transfer of $300 million of other debt to Novelis and the termination of the receivables securitization program, Alcan's debt has been reduced by $2.5 billion.  For further details, refer to note 7, Spin-Off of Rolled Products Businesses and note 29, Commitments and Contingencies, of the consolidated financial statements.

Contractual Obligations

The Company has future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements, pensions and other post-employment benefits, and guarantees.  The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2005. There are no material off-balance sheet arrangements.

Contractual Obligations As at December 31, 2005 (in millions of US$)

Payments due by period

	Total	2006	2007-2008	2009-2010	2011 and thereafter

Long-term debt (1)	6,067	802	493	715	4,057
Interest payments (2)	4,014	328	568	495	2,623
Capital lease obligations	18	4	7	-	7
Operating leases	317	89	112	54	62
Purchase obligations	4,824	1,135	866	542	2,281
Unfunded pension plans (4)	2,230	65	120	122	1,923
Other post-employment benefits (4)	2,627	67	149	166	2,245
Funded pension plans (4) (5)	(5)	246	503	518	(5)
Guarantees (3)	211	80	46	20	65

Total

		2,816	2,864	2,632

(1)  Refer to note 24, Debt Not Maturing Within One Year, of the accompanying consolidated financial statements.

(2)  Interest payments were calculated using the interest rate in effect and the outstanding debt balance as at December 31, 2005.

(3)  Refer to note 29, Commitments and Contingencies, of the accompanying consolidated financial statements.

(4)  Refer to note 33, Post-Retirement Benefits, of the accompanying consolidated financial statements.

(5) Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely overfunded, and amortization of unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation.  Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions.  Based on management's long-term expected return on assets, annual contributions for years after 2010 are projected to be in the same range as in prior years and to grow in relation with payroll.

ENVIRONMENT, HEALTH AND SAFETY (EHS)

A core component of AIMS, EHS FIRST ensures that environment, health and safety performance is a top priority across all of Alcan's businesses and all levels of the organization, from corporate offices to the shop floor.   It also underpins Alcan's commitment to be a recognized industry leader in EHS excellence.  EHS FIRST, however, is more than just a system; it represents an attitude, a mindset and an endorsement by all employees of their responsibility in the implementation of EHS best practices in the Company's operations worldwide.

EHS FIRST requires all sites to be certified under ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. In addition, Alcan imposes stringent requirements on its businesses. Newly acquired facilities must be fully compliant with all corporate and business group standards within two years of their acquisition.  By the end of 2005, 88% of the Company's facilities were ISO 14001 certified, as compared to 60% in 2004, and 86% were OHSAS 18001 certified, as compared to 53% the year prior.

EHS FIRST is designed to help Alcan employees recognize significant EHS risks in their daily work life and to implement efficient methods of eliminating or minimizing them. For EHS-related liabilities originating from past Alcan activities as well as from acquired industrial activities, an Alcan-wide program has been adopted that systematically evaluates and manages these liabilities and develops strategies that will ultimately increase the value of  related assets.

At the heart of EHS FIRST is a performance data management system, which standardizes data gathering and reporting at all levels of the organization and at each facility. A comprehensive overview of EHS FIRST performance, including greenhouse gas (GHG) emission data and other sustainability issues, is published yearly in the Alcan Sustainability Report, available on the Company's website.

Alcan's capital expenditures to protect the environment and improve working conditions were $91 million in 2005 and are projected to be $207 million in 2006 and $212 million in 2007. In addition, expenditures charged against income for environmental protection were $138 million in 2005 and are expected to be $203 million in 2006 and $186 million in 2007.

In early 2006, and for the fourth consecutive year, Alcan was selected as the leading aluminum-sector company on the Dow Jones Sustainability World Index for 2005. The Index ranking was in recognition of Alcan's high integration of sustainability indicators with core management systems, as well as achievements in GHG emission reductions, eco-efficiency performance and proactive stakeholder dialogue. In addition, the Company was selected as one of two Canadian companies on the Carbon Disclosure Project's 2005 Climate Leadership Index for its work in addressing global climate change issues.  Alcan was also selected best-in-class in the metals and mining industry for the second year in a row on the "2006 Global 100 Most Sustainable Corporations in the World" listing. The list recognizes the best companies' exceptional capacity to address sector-specific environmental, social and governance risks and opportunities.

OPERATING SEGMENT REVIEW

Throughout 2005, the Company had four business groups or operating segments: Bauxite and Alumina; Primary Metal; Engineered Products; and Packaging. The Company's measure of the profitability of its operating segments is referred to as Business Group Profit (BGP).  BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, pension actuarial gains and losses and other adjustments, as well as certain OSIs including restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges that are not under the control of the business groups or are not considered in the measurement of their profitability.  These items are generally managed by the Company's corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Where necessary, the business group's BGP is restated to reflect the classification of businesses as discontinued operations.

Financial information for individual business groups presented in this section includes the results of equity-accounted joint ventures and certain other investments on a proportionately consolidated basis, which reflects the way the business groups are managed. However, as required under U.S. GAAP, the BGP of these joint ventures and investments is removed under the caption "Adjustments for equity-accounted joint ventures and certain investments" and their net after-tax results are reported as equity income in the consolidated statement of income.

The change in the fair value of derivatives has been removed from individual business group results and is shown on a separate line in reconciling to income from continuing operations.  The Company believes this presentation provides a more accurate portrayal of underlying business group results and is in line with its portfolio approach to risk management.

Following the spin-off of Novelis, Alcan continues to operate five rolling mills in four countries. The rolled products facilities retained by Alcan are Neuf-Brisach and Issoire, both in France, Sierre in Switzerland, and Ravenswood in the U.S.; all of which are part of the Engineered Products group. The Singen facility in Germany is shared between the Engineered Products and Packaging groups.  The Sierre facility in Switzerland is shared between Engineered Products and Novelis.

Financial and operating information for businesses transferred to Novelis in January 2005 are included in Alcan's consolidated financial statements and MD&A for 2004 and prior periods.

Additional operating segment information is presented in note 35, Information by Operating Segments, of the consolidated financial statements.  The information that follows is reported by operating segment on a stand-alone basis. Transactions between groups are conducted at arm's length and reflect market prices. Accordingly, earnings from Bauxite and Alumina as well as from Primary Metal operations include profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company's fabricating and packaging operations. Earnings from the downstream operations represent only the value-added portion of the profit from their sales.

Third-Party Revenues by Business Group - 2005

Bauxite and Alumina	7%
Primary Metal	34%
Engineered Products	30%
Packaging	29%
Total	100%

Bauxite and Alumina

A recognized leader and supplier of alumina refinery technology, the Bauxite and Alumina (B&A) group comprises Alcan's worldwide activities related to bauxite mining and refining into smelter-grade and specialty aluminas. The group owns and/or operates six bauxite mines and deposits in five countries, five smelter-grade alumina plants in four countries and six specialty alumina plants in three countries.  B&A also purchases bauxite and alumina from third parties.  At the end of 2005, the group's smelter-grade alumina production capacity stood at 5.2 Mt/y.

Over the last several years, B&A has made several changes to its asset portfolio with the aim of improving its competitive position by successfully repositioning its production base around low-cost bauxite and alumina assets.  Expansions at the Company's wholly-owned Gove refinery in Australia and 10%-owned Alumar refinery in Brazil are expected to further enhance its alumina cost position and significantly contribute to the achievement of the group's objective of having 50% of production in the lowest quartile of the industry cost curve and 75% in the lower half by 2009.

The group's alumina production capacity declined in 2005 with the completion of two transactions. As part of the spin-off of Novelis, the group disposed of its 135-kt/y alumina refinery and 500-kt/y bauxite mine in Ouro Preto, Brazil.  In March 2005, Alcan sold its 60.2% interest in AdG and related contracts. The AdG operations included a 780-kt/y alumina refinery.

In addition to its existing R&D facility in Arvida, Canada, a new facility was established in Brisbane, Australia, in July 2005.  This facility focuses on developing new technologies and enhancing alumina production processes to improve productivity, environmental performance, and employee safety.  Combined, the two facilities place the Company in a unique position to provide innovative technology for the global alumina industry.

Due to the exhaustion of fluorspar reserves in the Tarn region of France, Alcan announced in September 2005 that its subsidiary, Sogerem, will cease mining operations during 2006.

In November 2005, Alcan and its partner Alcoa World Alumina LLC signed a Basic Agreement with the Government of Guinea that sets forth the framework for the development of a 1.5-Mt/y alumina refinery in Guinea.  Alcan and its partner initiated a detailed feasibility study, which is expected to cost between $25 million and $30 million.  An investment decision is expected to be made in 2007.

In December 2005,  Alcan announced that it will participate in the expansion of the world-class Alumar refinery in Brazil, in which it holds a 10% interest  The expansion of the refinery will increase total capacity from 1.4 Mt/y to 3.5 Mt/y, giving Alcan an additional 210 kt/y of capacity at a capital cost of $129 million.  Production start-up of the expansion is expected to commence in the first half of 2008.

The expansion of the 2.1-Mt/y Gove alumina refinery in Australia, which began in late 2004, is progressing on schedule and with a best-in-class safety record.  When fully operational in 2007, the expanded facility is expected to have the capacity to produce 3.8 Mt/y of smelter grade alumina and will enjoy significant efficiency and environmental performance gains.   First production is scheduled for the fourth quarter of 2006.  The total cost of the project is expected to be approximately AUD2.0 billion which corresponds to the project's initial control currency budget.  As a result of a stronger Australian dollar since the project investment decision was made in September 2004, the U.S. dollar cost is expected to be about $1.5 billion, up from $1.3 billion.

Sales and Production - B&A *

	2005	2004	2003
Third-party sales and operating revenues (US$M)	1,478	1,487	528
Intersegment sales and operating revenues (US$M)	1,515	1,575	853
Hydrate production (kt)	5,665	5,630	4,156
*Data has been restated to exclude entities transferred to Novelis.

In 2005, sales were flat compared to 2004 as higher alumina prices were offset by lower volumes and an unfavourable mix resulting from lower spot sales in the current year. Alumina prices, which are linked to the LME price for aluminum, benefited from the 10% increase in the average LME price year over year.  In addition, strong demand for alumina, largely driven by the strength of the Chinese economy, caused the alumina market to be extremely tight, which kept prices on the spot market at very high levels for the second year in a row.  In 2004, average realized prices had also increased compared to 2003 as the LME was up on average 21%.

In 2005, the group's alumina refineries, with the exception of Gove, all established new production records; and total production exceeded the prior year's record level by 35 kt.  Gove's operations were affected by a cyclone in March 2005, which resulted in some loss of production.   In 2005, the group's bauxite production also established a new record.

In 2005, Alcan's average production cost per tonne of alumina was up 18% over the prior year mainly due to higher energy, caustic soda and maritime freight costs as well as the impact of the weakening U.S. dollar.  While this was an industry-wide phenomenon, Alcan's increase was somewhat higher than the industry average of 17% due to its greater reliance on oil in the production process.  The group's cost reduction efforts and the implementation of best practices across the group helped to mitigate some of the increase.  In 2004, average production costs per tonne had increased 14% over the prior year due to the addition of higher-cost Pechiney facilities, higher maritime freight costs and the impact of foreign currency movements.

BGP - B&A

	2005	2004	2003
BGP (US$M) *	435	460	187
LME (US$/t)	1,900	1,721	1,428
*Data has been restated to exclude entities transferred to Novelis.

In 2005, BGP was $435 million, 5% lower compared to 2004.  The decline reflected a significant increase in energy prices, principally oil, higher maritime freight costs on bauxite shipments, higher caustic soda costs, the impact of a weaker U.S. dollar, a decrease in alumina shipments, as well as an OSI charge of $13 million related to the closure of Sogerem, a fluorspar operation in France.  In 2005, the price of crude oil increased by approximately 40% year over year, while caustic soda prices more than doubled.  The recent rise in oil prices underscores the importance of the group's continuing efforts to secure a source of natural gas for the Gove refinery.  The pressure on operating costs was partly offset by higher selling prices for alumina and alumina hydrate as well as by Pechiney-related synergies and continuous improvement efforts.

In 2004, the increase in BGP compared to 2003 reflected higher alumina prices and the addition of the former Pechiney operations. These positive factors were partly offset by the unfavourable impact of higher energy and maritime freight costs, as well as the impact of the weaker U.S. dollar on operating costs.

Six alumina refineries produce specialty aluminas for a wide range of applications, including solid surface products, refractory bricks, ceramics, catalysts, absorbents and public water treatment. In 2005, BGP for B&A included $24 million from specialty aluminas as compared to $2 million in the prior year.  The improvement was mainly attributable to an improved product mix and pricing strategy.

Primary Metal

Alcan is recognized as the world's leading supplier of smelting technology and one of the two largest primary aluminum producers in the world.  The Primary Metal group operates or has interests in 22 smelters with a total capacity of 3.5 Mt/y, including its 40% interest in the newly-expanded Alouette smelter in Quebec.  Alcan's renowned competitive strength in smelting is underpinned by its excellent position in energy, a key input in the production of aluminum.  Approximately 50% of the Company's energy requirements for smelting are met by self-generated, environmentally sound power, compared with an industry average of about 25%. A further 40% of Alcan's power requirements are secured under competitive long-term contracts.   With a sharp focus on cost reduction, productivity improvement and technology development, Alcan seeks to continuously reinforce its low-cost primary metal position.  In 2005, close to 50% of the Company's smelter capacity was in the first quartile of the industry cash cost curve, while 90% of the production was at costs that were lower than the world average. With the recently announced closures of its aluminum smelters in Lannemezan, France, and Steg, Switzerland, the group is pursuing its objective of having 55% of smelter production in the first quartile by 2009, while maintaining at least 80% of its production at costs that are better than the world average.   In addition to LME-grade ingot, the Primary Metal group produces value-added aluminum in the form of sheet ingot, extrusion billet, rod and foundry ingot for other Alcan plants or third-party customers serving the transportation, building and construction, consumer goods and industry products.

Alcan has announced that it will permanently close two of its older, less efficient and less environmentally sound smelters in Europe. In October 2005, the Company announced that it has begun discussions with its local stakeholders over a project regarding the progressive closure of its 50-kt/y aluminum smelter in Lannemezan, France. The closure process is expected to begin by June 2006 and be completed during the course of 2008.  In January 2006, Alcan announced the closure of the 44-kt/y Steg smelter as well as the cessation of anode production in Sierre, both located in Switzerland. The closures are expected to be completed by the end of April 2006.  Related closure costs as well as environmental provisions totalling $115 million were recorded in 2005 of which $11 million related to the Steg closure was included in the group's BGP.

In September 2005, the Company announced the successful completion of the $1.1 billion (CAN$1.5 billion) expansion of the Alouette smelter in Quebec, in which it holds 40% stake.   The expansion, which came in on budget and ahead of schedule, more than doubled Alouette's capacity, from 245 kt/y to 550 kt/y.  The expanded smelter is the largest in the Americas.

In October 2005, the Company announced that it had signed a Letter of Intent with the Government of Cameroon for the potential upgrade and expansion of the joint-venture Alucam smelter. Under the proposed project, the smelter's capacity would be increased from 90 kt/y to approximately 260 kt/y and a new hydroelectric power station would be constructed at a total estimated cost of $900 million. The Government of Cameroon and Alcan each own 46.7% of Alucam. Alcan plans to undertake the necessary technical studies and make a decision during the course of 2006.

In December 2005, the Company announced that together with Oman Oil Company S.A.O.C. and the Abu Dhabi Water and Electricity Authority, it will proceed with the construction of a $1.7-billion primary aluminum smelter in Sohar, Oman. Alcan is to take a 20% stake in the 350-kt/y smelter, which is expected to begin production in the second quarter of 2008. The smelter is expected to be in the lowest quartile of the industry cash cost curve and add approximately 2% to Alcan's global smelting base. Under a technology transfer agreement, the Company will provide the operator of the smelter, Sohar Aluminium Company LLC, with a license and related technical services necessary to implement Alcan's AP35 technology.   Alcan will have the right to acquire up to 60% of a planned second potline of similar capacity.

The feasibility study for the construction of a new aluminum smelter in South Africa as well as related energy contract negotiations are progressing.  A decision on the smelter, which would be built in partnership with the South African government and their Industrial Development Corporation, is expected to be reached in 2006.

In December 2005, a Memorandum of Understanding (MOU) was signed with Big Rivers Electric Corporation and Kenergy Corporation to restructure and extend the existing electricity service contract for the Company's 196-kt/y Sebree smelter in Kentucky from 2007 through 2023. The MOU is an important milestone in supporting and securing the long-term sustainability of the Sebree smelter.

Detailed engineering studies and project cost evaluations were completed for an 80-kt/y spent potlining treatment facility, which is expected to be built in the Saguenay - Lac-Saint-Jean region of Quebec using Alcan technology.  Spent potlining, which is designated a hazardous waste, is the used refractory lining of smelter pots that is removed at the end of the potlining's service life.

During 2005, the group successfully negotiated a new three-year collective labour agreement with unionized employees at its Kitimat smelter in British Columbia.  Contracts covering several facilities in Quebec expire at the end of 2006.

Sales and Production - Primary Metal *

	2005	2004	2003
Third-party sales and operating revenues (US$M)	6,877	4,586	2,596
Intersegment sales and operating revenues (US$M)	1,898	3,741	2,217
Aluminum production (kt)	3,420	3,273	2,247
* Data has been restated to exclude entities transferred to Novelis.

In 2005, group revenues reached a record $8.8 billion; reflecting increased LME prices and improved product premiums and mix. The significant year-over-year increase in third-party ingot product shipments principally reflects third-party sales of ingot to Novelis that were previously classified as intercompany sales.

In 2005, Alcan's production of primary aluminum increased by 147 kt versus the prior year, reflecting the full-year benefit of the June 2004 acquisition of a 50%-interest in a smelter in China, output from the completed expansion of the 40%-owned Alouette smelter and the restart in December 2004 of the idled production resulting from a strike at the 25%-owned Aluminerie Bécancour smelter in Quebec. Also contributing to the increase were benefits from production improvements at smelters in the U.K., Australia and Canada.  In 2004, production of primary aluminum was approximately one million tonnes higher than in the prior year largely due to the addition of former Pechiney facilities.

Half of the group's smelters set new annual production records in 2005.  Most of Alcan's smelter production is in the form of value-added ingot. Record sales levels were achieved in North America for both remelt ingot and value added products, including sheet ingot, extrusion billet and rod. Globally, the group achieved record sales of value-added products such as rod and billet, as well as remelt ingot.  In addition, the group successfully reduced inventories to record low levels in all regions. Power generation by the Company's hydroelectric facilities in Kitimat, British Columbia, was also a new record.

BGP - Primary Metal

	2005	2004	2003
BGP (US$M) *	1,751	1,462	780
Average realized price (US$/t)	2,036	1,876	1,607
LME 3-month aluminum price (US$/t)	1,900	1,721	1,428
* Data has been restated to exclude entities transferred to Novelis.

BGP, at $1,751 million in 2005, was a record for the group and represented a 20% increase over the previous year. The improvement reflected higher realized selling prices for ingot, improved product mix, benefits from synergies, increased metal shipments and power sales, as well as favourable balance sheet translation effects.  The increased metal shipments reflected the completion of the Alouette expansion, the restart of idled capacity in the Aluminerie Bécancour smelter and a full year's production at the smelter in China. These favourable factors were partially offset by the impact of the weaker U.S. dollar on operating costs, increased alumina, purchased energy and fuel-related raw materials costs, as well as OSI charges of $15 million mainly for the closure of the Steg smelter.  In 2005, synergies benefits surpassed targets mainly reflecting increased procurement savings.

In 2004, BGP from continuing operations improved by $682 million, as compared to 2003, reflecting contributions from former Pechiney sites, acquisition synergy benefits, higher metal price realizations, an improved product mix and lower foreign currency balance sheet translation losses. These favourable factors were partially offset by the adverse impact of the weaker U.S. dollar on operating costs, increased costs for alumina, energy, freight and fuel-related raw materials and costs related to the closure of the remaining Söderberg capacity at the Arvida complex.

Engineered Products

The Engineered Products group is a portfolio of businesses that provide innovative, high value-added product solutions for a wide range of applications in the aerospace, automotive, mass transportation, marine, electrical, beverage container, display and architectural and building markets. To meet the diverse needs of its customer base, the group manufactures an equally wide range of products including hard and soft alloy extrusions, sheet, plate, castings, forgings, cable, rod and strip, engineered shapes and structures as well as composite materials such as balsa-core, aluminum-plastic, fibre-reinforced plastic and foam plastic.  The group operates 52 manufacturing facilities in 11 countries, two world-class research and development centers, a global sales organization with 33 offices in 29 countries and network of 33 service centers in 11 European countries specializing in value-added services and distribution support.

Organized into nine business units, the EP group is focused on maximizing value and improving its BGP margin through operational excellence and the active management of its product offering and portfolio.   The group has a target of achieving a BGP margin from operations of 10% by 2009.

As previously mentioned, on March 6, 2006, the Company announced that it had reached an agreement in principle for the sale of its Chambéry, France, operation to CGA.

Sales and BGP - Engineered Products *

	2005	2004	2003
Third-party sales and operating revenues (US$M)	6,015	5,525	2,140
Intersegment sales and operating revenues (US$M)	202	725	156
BGP (US$M)	403	379	190
BGP margin (%)**	6%	6%	8%
BGP margin from operations (%)***	7%	6%	8%
* Data has been restated to exclude entities transferred to Novelis. ** BGP as a percentage of total third-party and intercompany sales and operating revenues.
*** BGP margin excluding OSIs described below.

In 2005, third-party sales and operating revenues were $6 billion, up $490 million from the prior year, due to strong growth from the aerospace business and increased demand for specialty sheet, cable and composites products, which more than offset the sales lost due to exits from less profitable product lines and businesses. BGP was up $24 million, or 6%, over 2004.  Included in BGP for 2005 were OSI charges of $61 million compared to $4 million in 2004 and nil in 2003. OSIs for 2005 included restructuring provisions for the Sierre, Switzerland, and Singen, Germany, facilities as well as costs associated with the closures of the cast plate business in Vernon, California, and the downsizing of the mass transportation systems business. Excluding OSIs, BGP improved by $81 million, or 21%, mainly due to strong growth in aerospace volumes, a shift in sales mix towards higher value-added products and synergies realized from the Pechiney acquisition, which more than offset the increases in energy, raw material, and freight costs. In 2004, third-party sales revenues and BGP were up 158% and 99%, respectively, over the prior year largely reflecting the impact of the Pechiney acquisition.

Engineered Products - Revenues by Business Unit - 2005

Aerospace, Transportation & Industry	23%
Automotive Structures	3%
Cable	10%
Composites	10%
Extruded Products	12%
International Network	14%
Service Centres	7%
Specialty Sheet	19%
Ventures	2%
Total	100%

Engineered Products Business Units

The Aerospace, Transportation and Industry (ATI) business unit is a key supplier of high value-added sheet, plate and extruded products for the aerospace market, as well as products for marine, transportation and industrial applications.  The group is the leading aluminum supplier to the aerospace industry in Europe and the second largest worldwide, as well as Europe's premier supplier of large profile extrusions for the transportation market. Increased demand and strong volumes for plate and coil led to record high revenues of $1.4 billion in 2005, an increase of 7% over the prior year. Volume gains together with a higher value-added sales mix resulted in strong year-over-year improvement in profitability. The turnaround of ATI's Ravenswood, West Virginia, sheet and plate mill was also a major contributor. During 2005, Ravenswood was focused on upgrading its product mix and increasing capacity through small investments in new equipment. In December 2005, Alcan announced a $27-million expansion of aerospace plate production at the facility, scheduled to come on stream in the second half of 2006. The aerospace market is expected to be a significant source of future growth, and Alcan is well positioned as a lead supplier of aluminum plate products for Airbus' super jumbo aircraft, the A380, and for Boeing's 737, 777 and new 787 Dreamliner commercial aircraft programs.

The Automotive Structures business unit had third-party sales and operating revenues of $207 million in 2005, 26% higher than in 2004. The business provides automobile manufacturers with an array of sophisticated, lightweight engineered components and shaped products. In North America, a new bumper assembly plant started operation in Novi, Michigan, at the end of 2004, with output steadily increasing throughout 2005. The construction of the Saguenay bumper plant in Quebec was completed in the first half of 2005 and production commenced at mid-year. In Europe, operations are focused on the design and manufacture of crash management systems and other similar applications.

The Cable business is a fully integrated manufacturer of aluminum cable, pre-wired systems, and rod and strip products in North America. It supplies many sectors of the electrical industry including utilities, distributors and original equipment manufacturers. Business conditions in 2005 remained brisk and sales revenues reached a record high $618 million, an increase of 11% compared to 2004. The higher level of sales mainly reflected the benefit of price increases implemented in order to recover sharply rising raw material costs. As in the previous year, the business benefited from increased activity due to hurricane recovery efforts in the southern U.S. In July 2005, Alcan acquired PreWired Systems LLC, thus expanding its product offering and strengthening its position with distributors and end-use customers in the highly profitable building wire segment.

The Composites business supplies a wide range of products for customers in the display and graphic arts, architecture, transportation and industrial markets. Sales and operating revenues were $584 million in 2005, up 6% from 2004, reflecting increased demand in the core material market, especially in the wind power and marine market segments. The high cost of energy, resins, and aluminum lifted raw material costs to unprecedented levels in 2005. Raw material cost increases were largely offset by operational improvements, price increases and strong demand.

The Extruded Products business, a leading supplier of extrusions for rail, bus, marine, automotive and engineering applications, had third-party sales and operating revenues of $737 million in 2005, down 1% from 2004. After a positive start to the year, demand in the second half of 2005 softened as customers postponed orders in response to surging aluminum prices. Despite challenging market conditions, cost cutting measures along with price and mix improvements led to a significant improvement in profitability. Alcan announced the construction of a new extrusion facility in Slovakia, expected to start up in early 2007, which will improve capabilities.

Alcan International Network (AIN) is engaged in marketing and commercial agency services for EP and other Alcan business groups. In 2005, AIN had third-party operating revenues of $858 million. The business's profitability improved substantially driven by the strong performance of the chemicals business and strong demand for metal products in Japan and China.

Alcan Service Centres (ASC) supply mainly small and mid-sized industrial companies with specialist services and fabricated products such as sheet, plate, composite materials and extrusions. ASC had third-party sales and operating revenues of    $412 million in 2005, 5% higher than in 2004. Good performance in the growing aerospace market was partly offset by weak European demand mainly in industrial markets. The sale of Almet France was finalized in April 2005. In July 2005, Alcan purchased the remaining 36% minority interest in the Almet Germany operations.

The Specialty Sheet business manufactures aluminum sheet products mainly for the beverage can, automotive, building and construction, industrial and distribution markets. The business, which comprises the Neuf Brisach rolling mill in France and the Singen rolling mill in Germany, had third-party sales and operating revenues of $1.1 billion in 2005, an increase of 11% over 2004. Sales benefited from higher volumes of both can stock and automotive sheet. Margins came under pressure primarily due to changes in product mix, the higher costs of energy and oil-based materials and higher maintenance costs.

The Ventures business consists of seven smaller, independent businesses located in France, Switzerland and Germany including high purity aluminum smelting and rolling, capacitor foil, refrigerator panels, rail and bus engineering, composite structures components and air freight containers. The rail and bus engineering activity has been restructured and exited during 2005. The air freight containers business was sold in June 2005. In October, an agreement in principle was reached for the sale of the remaining activities at the Mercus facility, a high purity metal operation in France. In January 2006, an agreement in principle was reached for the sale of the Froges rolling mill in France. The Ventures unit had third-party sales and operating revenues of $108 million in 2005, down 53% compared to 2004 mainly due to business exits.

Packaging

The Packaging group is a global leader in value-added specialty packaging for the food, pharmaceutical and medical, beauty and personal care, and tobacco markets throughout Europe, the Americas and Asia. It takes a multi-material approach to providing customers with innovative packaging solutions. The group's broad product offering includes both technology and materials, including plastics, engineered films, aluminum, paper, paperboard and glass. With 150 plants in 30 countries, Alcan Packaging has a leading presence in all its business segments.

As part of the continuing drive to reshape its portfolio, counter increasing competitive pressures in Western countries and improve margins, the Packaging group intends to restructure certain businesses, notably Global Beauty Packaging and Food Packaging Europe. The group is pursuing a strategy of establishing a network of centres of excellence focused on customers in key geographic and end markets while increasing the share of its capacity in emerging markets. This will result in a manufacturing system comprised of fewer, larger, more specialized plants, better able to serve existing and future customers and intended to move the group toward its stated objective of achieving a 15% BGP margin by 2009.  Implementation of this strategy in 2005 resulted in largely non-cash charges totalling $485 million for asset impairments and restructuring costs, of which $28 million were reflected in the group's BGP.  Also in 2005, the Company's annual testing of goodwill resulted in an impairment charge of $122 million, largely reflecting the increasingly competitive environment for the Global Beauty Packaging business. This non-cash charge was also not reflected in the group's BGP.

Overall, 2005 was a year of consolidating the gains arising from the Pechiney and Flexpac acquisitions. Synergy programs exceeded expectations, with significant benefits of $124 million in the year coming from procurement activities, asset optimization and general and administrative expense reductions.   Capital spending was focused mainly on growth/synergy projects in order to fully capitalize on recent acquisitions and extend the group's geographic footprint into emerging markets.

As previously mentioned, the Company announced on February 27, 2006, that it had reached an agreement to sell selected assets of its North American Packaging Plastic Bottle business to Ball Corporation for $180 million.

Sales and BGP - Packaging

	2005	2004	2003
Third-party sales and operating revenues (US$M)	6,004	6,024	2,787
Intersegment sales and operating revenues (US$M)	5	69	59
BGP (US$M)	595	656	352
BGP margin (%)*	10%	11%	12%
BGP margin from operations (%)**	10%	11%	13%
* BGP as a percentage of total third-party and intercompany sales and operating revenues.
** BGP margin excluding OSIs described below.

Third-party sales and operating revenues for 2005 were $6.0 billion, slightly below the previous year. Benefits from price increases were more than offset by the combined effects of lower volumes due to softening European demand and the successful divestment of several non-core businesses.  In 2004, sales and operating revenues were more than double the prior year's level, mainly reflecting the impact of the Pechiney acquisition.

Two major phenomena impacted the packaging business in 2005; rising raw material costs and the further slowing of economic conditions in Europe.  The rise in costs for resins and films that started in mid-2004 in the wake of spiralling world oil prices temporarily peaked in mid-2005. By the end of the third quarter, the group had successfully passed on close to 100% of the rise in costs through increases in product prices.  However, the severe 2005 hurricane season in the southern U.S. resulted in renewed upward pressure on costs towards year-end.  Due to normal time lags in adjusting product prices, as of year end, the group had not been able to fully pass through more recent cost increases.

Weak European demand persisted throughout the year across all businesses, but most notably in Food Packaging where industry overcapacity and raw material price pressure resulted in intense competition for volume. Increasingly, business is moving to online internet-based auctions, which is further exacerbating price pressure. Customer and competitor growth strategies are now focusing increasingly on investment in lower-cost geographic areas.

Despite significant success in countering cost pressures, BGP for 2005 was $595 million, approximately 9% lower than in the prior year. The main factors behind the decline were the continuing raw material margin squeeze, restructuring costs and structural issues in Global Beauty Packaging.  Included in BGP for 2005 were OSI charges of $28 million compared to $3 million in 2004 and $12 million in 2003.  BGP in 2004 was $304 million higher than in 2003 mainly due to contributions from former Pechiney businesses as well as operational improvements and synergies.

A notable success in 2005 was the group's strong cash flow performance, despite weaker BGP. This reflected focused capital discipline and the rollout of a group-wide working capital best practices program, which achieved significant year-on-year working capital reductions.

Packaging Revenues by Market - 2005

Food	63%
Pharmaceutical	16%
Beauty	14%
Tobacco	7%
Total	100%

Packaging Revenues by Region - 2005

Europe	49%
North America	38%
South America	6%
Asia/Pacific/Africa	7%
Total	100%

Packaging Revenues by Type of Input - 2005

Film	27%
Resins	22%
Chemical products	14%
Aluminum	21%
Paper	4%
Other	12%
Total	100%

Packaging Business Sectors

The Packaging group comprises six business sectors: Food Packaging Europe, Food Packaging Americas, Food Packaging Asia, Global Pharmaceutical and Medical, Global Beauty and Personal Care and Global Tobacco Packaging.

Demand for Food Packaging Europe continued to be weak in 2005.  Reasons for the weak market conditions included changing snack/confectionary habits and the continued move to private label packaging in dairy products. Price increases implemented in order to recover higher material costs further contributed to volume losses. Growth initiatives were focused on emerging markets and included the acquisition and subsequent expansion of the former Parkside International flexible packaging plant in Zlotow, Poland, and the construction of a plant in Moscow, Russia, where manufacturing is expected to commence by the end of July 2006. As mentioned previously, significant restructurings were initiated in the fourth quarter of 2005 aimed at addressing these issues and returning the business to profitable growth.

Food Packaging Americas benefited from strong volume gains in the U.S. for meat and dairy, labels and bottles, continued growth in Mexico, where a new plant was acquired in January 2006. Improved profitability reflected the sector's success in recovering increased raw material costs, realizing synergies and reducing manufacturing costs across most of its operations. These more than offset significantly higher energy costs and volume softness in the U.S. food and specialties market. Significant investment programs have been launched to create centers of excellence for major conversion technologies, capitalize on key product positions and to support expansion in Mexico.

Food Packaging Asia enjoyed another year of strong growth in 2005, driven mainly by increasing demand from China and Thailand. Profitability, however, was tempered by market limitations on passing through higher raw material costs. The acquisition of the remaining minority interests in operations in China and Thailand will provide greater flexibility in the pursuit of a regional growth strategy.  During the year a flexible packaging plant in China was acquired in order to further extend both geographic and product range.

The Global Beauty and Personal Care business continued to progress on its strategy of expanding in emerging countries in order to establish a low-cost manufacturing system. During 2005, a new plant was commissioned in Suzhou, China, for the production of plastic and aluminum packaging for make-up and skincare products.   An agreement was also reached for a joint venture in Russia for the production of tubes and packaging for mascara. From an operations standpoint, however, 2005 was a difficult year.  Both European and North American operations faced severe structural issues due to rapidly changing market conditions.  As mentioned previously, significant restructurings were initiated in the fourth quarter of 2005 aimed at addressing these issues and returning the business to profitable growth.

Global Pharmaceutical and Medical performance was driven primarily by strong volume and productivity improvements in the pharma flexibles unit. Profit growth, particularly in North America, was constrained by significantly increased raw material and energy costs. The contract plastic packaging business and the glass tubing business in the Americas have taken steps to streamline operations and improve productivity.

The expansion of Global Tobacco Packaging continued in 2005 with the acquisition of CM Printing Sdn. Bhd., a tobacco packaging company in Malaysia and the inauguration of a brownfield plant in the Philippines; both targeted at better serving key customers in Asia. Construction also commenced on a greenfield plant in St. Petersburg, Russia. Industry leadership in North America was confirmed with the signing of a nine-year, $60-million supply agreement for tobacco cartons with R.J. Reynolds Tobacco Company.  Following the agreement, construction began on a new plant located in Reidsville Industrial Park, North Carolina, which is expected to come on stream by mid-2006. In Europe, the closure of a plant in the Netherlands was announced as part of a program to consolidate production in the face of chronic overcapacity due to customer migration to low-cost countries and to meet the coming requirement for pictorial health warnings on tobacco packaging.

Entities Transferred to Novelis

As discussed in the introduction to the Operating Segment Review of the MD&A, on January 6, 2005, Alcan completed the spin-off of substantially all of its rolled products businesses into a new, independent company named Novelis Inc.  During 2004 and 2003, the rolled products businesses were managed under two separate operating segments within Alcan, Rolled Products Americas and Asia and Rolled Products Europe. Following the spin-off, Alcan continues to operate five rolled product facilities, which are under the management of the Engineered Products group.  Results for these operations are included within Engineered Products' results.

The results of these spun-off entities are not included in Alcan's results as of January 1, 2005.  For prior-year discussion of these businesses, please refer to the 2004 Annual Report.

(US$M)	2005	2004	2003
Third-party sales and operating revenue	n/a	7,321	5,745
BGP	n/a	654	521

Sales and operating revenues were up 27% in 2004 compared to 2003. The impact of higher LME prices passed on to customers accounted for most of the improvement in sales and operating revenues.  LME 3-month aluminum prices were up on average 21% compared to a year ago, reflecting improved aluminum industry fundamentals. The balance of the increase in sales and operating revenues largely reflected higher shipments mainly from the acquisition of four Pechiney rolling plants and foreign currency translation effects.

BGP was up 26% in 2004 compared to 2003 driven by record shipments in response to strengthening market conditions in Asia and North America and market share improvements in South America.  The recovery in market price spreads between recycled metal and primary aluminum also added to earnings, but these benefits were partially offset by the adverse impact of metal price lags, difficult market conditions in Europe, negative exchange effects due to a weakening U.S. dollar as well as higher costs.

In North America, shipments for 2004 were 7% better than the prior year due to higher volumes in all major end-use markets.  Can stock volumes were up 5% in 2004 compared to a year ago in an essentially flat market. Automotive sheet sales were a record in 2004 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile sales.  Industrial sheet product revenues improved both in terms of shipments and pricing mainly due to the stronger economy. Foil volumes also increased from 2003 levels with industrial and transportation foil achieving record annual shipments.

South American economies strengthened somewhat in 2004.  As the only local can sheet producer, the South American businesses were well positioned to grow can sheet sales by 18%, exceeding the improvement in the overall can market. Overall, shipments reached record levels and were 14% higher than in 2003.

During 2004, market conditions were generally difficult in Europe. The euro continued to strengthen versus the U.S. dollar, slowing down overseas exports. Unemployment remained at high levels, having a negative impact on domestic spending. This was particularly felt in the building and construction, foil and packaging markets, which showed little, if any, growth. The impact of the weak economic environment was less pronounced in the automotive sheet market as it mainly caters to the higher-end car segments.  Demand growth for aluminum automotive sheet, albeit lower than in previous years, remained a solid 10% in 2004. The market for beverage cans grew by 6% driven by line conversions in Western Europe, with a switch from steel to aluminum, and the strong growth for these products in the Eastern European countries, in particular in Russia. The market for lithographic sheet continued its strong growth observed in previous years, especially in Asia, growing by 7% in 2004.

RISKS AND UNCERTAINTIES

For further details, refer to note 29, Commitments and Contingencies, note 30, Currency Gains and Losses and note 31, Financial Instruments and Commodity Contracts, of the consolidated financial statements.

Risk Management

As an international company with a significant exposure to commodity prices, Alcan's financial performance is influenced by fluctuations in the price of aluminum, exchange rates, energy and other raw material prices and interest rates. The Company's Corporate Risk Measurement and Control group takes a very structured approach to the identification and quantification of each risk and develops an integrated risk profile that takes into account historical correlations among the various risk factors. Cash Flow at Risk is the key metric used by Alcan to measure cash flow volatility and it is reviewed on a regular basis with the Company's Risk Management Committee and the Audit Committee of the Board of Directors.  The volatility of future cash flow is evaluated in the context of Alcan's expected future cash flow as well as its capital structure strategy and target.  This allows the Company to decide whether the reduction of cash flow volatility, through the use of financial instruments or commodity contracts, is desirable. The decision whether and when to hedge, along with the duration of the hedge, can thus vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being constantly monitored to ensure effectiveness. As described in note 31, Financial Instruments and Commodity Contracts, of the consolidated financial statements, other than forward fixed price sales agreements, the Company is currently not entering into additional forward sales of aluminum.

Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the Company are prohibited, except for a small metal trading portfolio not exceeding 25,000 tonnes, and for a small foreign exchange trading portfolio not exceeding $50 million.

Sensitivities

The following table provides the estimated annualized after-tax impact of currency and LME price movements on income from continuing operations.

	Increase in	US$M	US$ per share
rate / price
Economic impact of changes in period-average exchange rates
Canadian dollar	+ US$0.10	$ (110)	$ (0.30)
European currencies	+ US$0.10	$ (56)	$ (0.15)
Australian dollar	+ US$0.10	$ (40)	$ (0.11)
Balance sheet translation impact of changes in period-end exchange rates
Canadian dollar	+ US$0.10	$ (160)	$ (0.43)
Australian dollar	+ US$0.10	$ (30)	$ (0.08)
Economic impact of changes in period-average LME prices*
Aluminum	+ US$100/t	$ 170	$ 0.46

*Realized prices generally lag LME price changes by one month. Changes in local and regional premium may also impact aluminum price realizations.  Sensitivities are updated as required to reflect changes in the Company's commercial arrangements and portfolio of operations.  Not included are sensitivities to energy and raw material prices, which may have significant impacts.

Foreign Currency Exchange

Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an impact on Alcan's costs and therefore its net results. Because the Company has significant operating costs denominated in Canadian dollars while its functional currency is the U.S. dollar for most Canadian operations, it benefits from a weakening in the Canadian dollar but, conversely, is disadvantaged if it strengthens.

The Company's deferred income tax liabilities and net monetary liabilities for operations in Canada and Australia are translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income and fluctuate from quarter to quarter depending on the changes in exchange rates. A decrease in the Canadian and Australian dollars results in a favourable effect, whereas an increase results in an unfavourable impact.

Aluminum Prices

Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary aluminum and secondary aluminum, including scrap, on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 3, Summary of Significant Accounting Policies, of the consolidated financial statements.  The critical accounting policies and estimates described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  They have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.  We believe that our estimates for determining the valuation of our assets and liabilities are appropriate.  However, given the uncertainties involved, it is possible that they will be significantly revised in the future, which could have material adverse effects on the Company's reported earnings and financial condition.

Post-Retirement Benefits

Net periodic cost of post-retirement benefits includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments.  All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.  The costs and obligations of pension and other post-retirement benefits are calculated based on assumptions including the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefit obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.  These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control. The two most significant assumptions used to calculate the obligations in respect of the net employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets.  The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits.  It is based on spot-rate yield curves and individual bond-matching models for pension plans in Canada and the U.S., and on published long-term high-quality corporate bond indices for pension plans in other countries, at the end of each fiscal year.  In light of the average long duration of pension plans in other countries, no adjustments were made to the index rates.  The weighted-average discount rate used to determine the benefit obligation was 4.9% as at December 31, 2005, compared to 5.3% for 2004 and 5.6% for 2003. The weighted average discount rate used to determine the net periodic benefit cost is the rate used to determine the benefit obligation in the previous year.  An increase in the discount rate of 0.5%, assuming inflation remains unchanged, will result in a decrease of $832 million in the pension and other post-retirement obligations and in a decrease of $82 million in the net periodic benefit cost.  A decrease in the discount rate of 0.5%, assuming inflation remains unchanged, will result in an increase of $907 million in the pension and other post-retirement obligations and in an increase of $86 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets is described in note 33, Post-Retirement Benefits, of the consolidated financial statements.  The weighted-average expected return on assets was 7.0% for 2005, 7.0% for 2004 and 7.1% for 2003.  The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience.  Over the 15-year period ended December 31, 2005, the average actual return on assets exceeded the expected return by 2.1% per year. A variation in the expected return on assets by 0.5% will result in a variation of approximately $44 million in the net periodic benefit cost.

Environmental Liabilities

Environmental expenses that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability for past events exists. The Company's judgments regarding the probability are subject to the risk of change, as it must make assumptions about events that may or may not occur in the distant future.  Changes could occur due to such factors as the extent of contamination, a technical change and changes in remedial requirements or nature.  If the Company's judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. In order to estimate the likelihood of a future event occurring, the Company exercises its professional judgment based on case facts and experience.

Property, Plant and Equipment

Due to changing economic and other circumstances, the Company regularly reviews the carrying amount of its property, plant and equipment ("PP&E") for impairment.  Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value.  The fair value of an asset is the amount at which that asset can be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidated sale.  Where market prices are not readily available, the estimate of fair value is based on the best information available, including prices for similar assets and the results of using other valuation techniques.  For the most part, the Company uses an expected present value technique to measure the fair value of long-lived assets. The Company's estimated weighted-average cost of capital, which in 2005 equated to a discount rate of 7.7%, is used. In estimating future cash flows, the Company uses its internal plans, which incorporate management's judgments as to the remaining service potential of long-lived assets.  These internal plans reflect management's best estimates; however they are subject to the risk of change as they have inherent uncertainties that management may not be able to control.  The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from its carrying amount. As discussed in the notes to the consolidated financial statements, the Company reviewed specific PP&E for impairment in 2005 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered.  The Company made assumptions about the sum of the undiscounted expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment loss in accordance with GAAP. Actual results could differ significantly from those estimates. The Company cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can it estimate what effect it will have on the carrying values of these assets.  However, the effect could be material.

Goodwill

Goodwill is not amortized but is tested at least annually for impairment at the reporting unit level.  Goodwill is tested by comparing the fair value of the reporting unit to its carrying value.  The estimate of fair value of a reporting unit and the assets and liabilities within a reporting unit are based on a net present value approach, which includes making assumptions and estimates in a number of areas, including future cash flows, cash flow periods, terminal values and discount rates. In estimating future cash flows, the Company uses its internal plans.  These plans reflect management's best estimates; however, they are subject to change as they involve inherent uncertainties that management may not be able to control. In addition, growth and profitability levels are compared to reporting unit peers.  In estimating the fair value of a reporting unit, different ranges are used for future cash flow periods as well as for terminal growth rates, depending on the business group. The Bauxite and Alumina business group, for the most part, bases future cash flow periods on the total operating lives of the underlying assets, and assumes no terminal value, while for 2005, the remaining business groups used, for the most part, a range of 5 to 15 years for discrete future cash flow periods and bases terminal values on growth rates ranging from 0% to 1.5%.  A discount rate of 7.7%, which is the Company's estimated weighted-average cost of capital for 2005, is used for all reporting units.   A variance in the estimated weighted-average cost of capital could have a significant impact on the amount of the goodwill impairment charge recorded, and actual results could differ significantly from those estimates.  In 2005, an impairment charge of $122 million was identified in the Global Beauty Packaging reporting unit.  In 2004, an impairment loss of $154 million relating to several fabricating facilities in the Engineered Products group, mainly in Europe, was recognized and in 2003, an impairment loss of $28 million relating to the extrusions business in the Engineered Products group in Europe was recorded.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's consolidated financial statements. In determining a provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and deferred, are measured according to the enacted income tax legislation that is expected to apply when the asset is realized or the liability settled.  The Company records a valuation allowance on deferred tax assets when it is more likely than not the asset will not be realized.  The Company must use judgment in assessing the potential for future recoverability, while at the same time considering past experience.  The Company's conclusion of whether it is more likely than not that deferred assets will be realized includes making assessments of expectations of future taxable income. All available evidence is considered in determining the amount of a valuation allowance.  If the Company's interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Business Combinations

The Company accounts for business acquisitions using the purchase method.  Under this method, the cost of a purchase is allocated to the estimated fair values of the net assets acquired.   When the Company completes an acquisition towards the end of its fiscal year or the acquired enterprise is very large, the Company makes tentative estimates of the fair values of the net assets acquired as it is still in the process of gathering all the relevant data.  Accordingly, the final fair values of the net assets acquired could differ materially from the tentative amounts. Changes from the tentative amounts could have a significant impact on the Company's net income, including depreciation and amortization, and income taxes.  In the case of the Pechiney acquisition completed on December 15, 2003, the significant elements for which the fair values differed from the tentative amounts included property, plant and equipment, goodwill and deferred charges and other assets.  The Company completed the final valuation of Pechiney's net assets in the fourth quarter of 2004.

Reconciliation of Canadian to U.S. GAAP

Significant differences between U.S. and Canadian GAAP are described below.  As mentioned in note 2, Change in Reporting Generally Accepted Accounting Principles, of the consolidated financial statements, the Company will cease to prepare a reconciliation to Canadian GAAP subsequent to 2005, as permitted by the Canadian Securities Administrators. A reconciliation of Alcan's Consolidated Statement of Income and Consolidated Balance Sheet between U.S. GAAP and Canadian GAAP is contained in note 36 of the consolidated financial statements.

GAAP	2005		2004		2003
(US$ per common share)	CDN	U.S.	CDN	U.S.	CDN	U.S.
Income from continuing operations per share - basic	0.36	0.40	0.63	0.64	0.95	0.79
Net income per share - basic	0.29	0.33	0.68	0.69	0.46	0.18

In 2005, net income per common share under Canadian GAAP was $0.29 compared to $0.33 under U.S. GAAP.  The difference relates principally to accounting for derivatives. In 2004, net income per common share under Canadian GAAP was $0.68 compared to $0.69 under U.S. GAAP.  In 2003, net income per common share under Canadian GAAP was $0.46 compared to $0.18 under U.S. GAAP.  The principal reasons for the difference were the cumulative effect of an accounting change for asset retirement obligations, acquired in-process research and development and derivatives.  The differences in net income had no material impact on the discussion of results of operations for the periods presented.

Joint Ventures

The major ongoing difference between U.S. GAAP and Canadian GAAP deals with the accounting for joint ventures.  Under U.S. GAAP, joint ventures, other than those over which Alcan has an undivided interest in the assets, are accounted for using the equity method while under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method.  This different accounting treatment affects only the display and classification of financial statement items and has no impact on net income or shareholders' equity.  This difference had no material impact on the discussion of the results of operations.  The major impact of the difference in accounting treatment on the balance sheet was to increase operating working capital in continuing operations at December 31, 2005 by $173 million compared to $30 million at December 31, 2004 and $7 million at December 31, 2003 under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, net property, plant and equipment at December 31, 2005 was $841 million higher than under U.S. GAAP compared to $1,179 million at         December 31, 2004 and $831 million at December 31, 2003. Under Canadian GAAP, goodwill was higher by $650 million at December 31, 2005 compared to $837 million at December 31, 2004 and $174 million at December 31, 2003.  Under Canadian GAAP, investments were $1,354 million lower at December 31, 2005 compared to $1,639 million at December 31, 2004 and $708 million at December 31, 2003 as compared to U.S. GAAP.

Debt as a percentage of invested capital as at December 31, 2005, December 31, 2004 and December 31, 2003 was not materially different between Canadian and U.S. GAAP.  For 2005, interest expense under Canadian GAAP was higher than under U.S. GAAP by $17 million compared to $11 million for 2004 and $6 million for 2003.

Accounting for Derivatives

Beginning in 2004, Canadian GAAP is aligned with U.S. GAAP with respect to the criteria to be met for hedge accounting.  For certain derivatives as at December 31, 2003, that do not qualify for hedge accounting in 2004 under Canadian GAAP but qualified for hedge accounting prior to 2004 under Canadian GAAP but not under U.S. GAAP, there will be an impact on the Company's Canadian GAAP income for a transitional period ending with the maturities of the derivatives.  Under U.S. GAAP, these derivatives had been marked-to-market prior to December 31, 2003.

In addition, Canadian GAAP does not permit the recognition of embedded derivatives.

The impact of the different accounting treatments for derivatives was to increase (decrease) net income under Canadian GAAP by ($12) million, nil and $21 million for the years ended December 2005, 2004 and 2003, respectively.  This difference had no material impact on the discussion of results for the periods presented.

In addition, because Canadian GAAP does not have the concept of Other Comprehensive Income, certain amounts related to cash flow hedges classified in shareholders' equity on the balance sheet under U.S. GAAP were reclassified to various asset and liability accounts under Canadian GAAP.

Minimum Pension Liability

Canadian GAAP does not require the recognition of a minimum pension liability if the accumulated benefit obligation exceeds the market value of plan assets.   This difference had no impact on net income but did result in shareholders' equity under Canadian GAAP being higher by $450 million at December 31, 2005 compared to $550 million at December 31, 2004 and  $350 million at December 31, 2003.  At December 31, 2005, total assets were lower by $329 million compared to $253 million at December 31, 2004 and $224 million at December 31, 2003. As at December 31, 2005, total pension liabilities were lower by $981 million compared to $1,036 million at December 31, 2004 and $730 million at December 31, 2003, under Canadian GAAP.

Acquired In-Process Research and Development

In-process research and development acquired from Pechiney amounted to $50 million.  Under Canadian GAAP, the amount is amortized over 15 years.  Under U.S. GAAP, it was expensed in 2003.

Asset Retirement Obligations

U.S. GAAP net income for 2003, included an after-tax charge of $39 million for the cumulative effect of an accounting change which, under Canadian GAAP, was treated as an adjustment to retained earnings.

Cautionary Statement

Certain statements made in this report which describe the Company's or management's objectives, projections, estimates, expectations or predictions of the future may be forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Terms such as "believes, expects, may, will, could, should, estimates, intends and anticipates" and the negative thereof and variations on terms such as these signify forward-looking statements. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized.  Reference should be made to the Risk Factors listed in the Company's report on Form 10-K for the year ended December 31, 2005. Important factors which could cause such differences include: changes in global supply and demand conditions for aluminum and other products, changes in aluminum ingot prices and changes in raw materials' costs and availability; changes in the relative value of various currencies; cyclical demand and pricing within the principal markets for the Company's products; changes in government regulations, particularly those affecting environmental, health or safety compliance; fluctuations in the supply of and prices for power in the areas in which the Company maintains production facilities; the effect of integrating acquired businesses and the ability to attain expected benefits from acquisitions; potential discovery of unanticipated commitments or other liabilities associated with the acquisition and integration or disposition of businesses; major changes in technology that affect the Company's competitiveness; the risk of significant losses from trading operations, including losses due to market and credit risks associated with derivatives; changes in prevailing interest rates and equity market returns related to pension plan investments which may result in the Company having to make larger than expected pension plan contributions; potential catastrophic damage, increased insurance and security costs and general uncertainties associated with the increased threat of terrorism or war; the effect of international trade disputes on the Company's ability to import materials, export its products and compete internationally; relationships with and financial and operating conditions of customers and suppliers; economic, regulatory and political factors within the countries in which the Company operates or sells products and; other factors affecting the Company's operations including, but not limited to, litigation, labour relations and negotiations and changes in fiscal regimes.

The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

The aluminum market overview contained in this report is based on research that includes information from sources believed to be reliable, but Alcan does not make any representation that it is accurate in every detail. The aluminum market overview represents the Company's views as of March 8, 2006.